As filed with the SEC on _______________ .          Registration No. 33-20083-01


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-1

                         Post-Effective Amendment No. 15

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                  in respect of

             THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
                           (Exact Name of Registrant)


                 c/o THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                751 Broad Street
                          Newark, New Jersey 07102-3777
                                 (800) 778-2255
          (Address and telephone number of principal executive offices)

                                   ----------

                                Thomas C. Castano
                               Assistant Secretary
                   The Prudential Insurance Company of America
                                751 Broad Street
                          Newark, New Jersey 07102-3777
                                 (800) 778-2255
           (Name, address, and telephone number of agent for service)


                                    Copy to:
                                Jeffrey C. Martin
                                 Shea & Gardner
                         1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036

                                   ----------

                              CROSS REFERENCE SHEET
                            (as required by Form S-1)

S-1 Item Number and Caption                                          Location
---------------------------                                          --------
   1.   Forepart of the  Registration  Statement and Outside
        Front Cover Page of Prospectus......................         Cover

   2.   Inside   Front  and  Outside  Back  Cover  Pages  of
        Prospectus..........................................         Inside Front Cover

   3.   Summary  Information,  Risk  Factors  and  Ratio  of
        Earnings to Fixed Charges...........................         Prospectus Cover; Summary; Risk Factors

   4.   Use of Proceeds.....................................         Investment    Policies;    Current   Real    Estate-Related
                                                                     Investments;   Management's   Discussion  and  Analysis  of
                                                                     Financial Condition and Results of Operations

   5.   Determination of Offering Price.....................         Not Applicable

   6.   Dilution............................................         Not Applicable

   7.   Selling Security Holders............................         Not Applicable

   8.   Plan of Distribution................................         Distribution of the Contracts

   9.   Description of Securities to be Registered..........         Prospectus Cover;  General Information about The Prudential
                                                                     Insurance  Company  of  America,  The  Prudential  Variable
                                                                     Contract Real Property  Account,  The  Prudential  Variable
                                                                     Contract  Real  Property  Partnership,  and The  Investment
                                                                     Manager;  The Real  Property  Account's  Unavailability  to
                                                                     Certain   Contracts;    Valuation   of   Contract   Owners'
                                                                     Participating   Interests;    Charges;    Restrictions   on
                                                                     Withdrawals;  Restrictions on Contract  Owners'  Investment
                                                                     in the Real Property Account

  10.   Interests of Named Experts and Counsel..............         Not Applicable

  11.   Information With Respect to the Registrant..........         General Information about The Prudential  Insurance Company of America,  The Prudential Variable Contract Real Property
                                                                     Account,  The  Prudential  Variable  Contract Real Property
                                                                     Partnership,   and  The  Investment   Manager;   Investment
                                                                     Policies;   Current   Real   Estate-Related    Investments;
                                                                     Management's   Discussion   and   Analysis   of   Financial
                                                                     Condition and Results of Operations;  Per Share  Investment
                                                                     Income  and  Capital  Changes;   Investment   Restrictions;
                                                                     Conflicts  of  Interest;   Valuation  of  Contract  Owners'
                                                                     Participating Interests; Financial Statements;  Litigation;
                                                                     State Regulation; Federal Income Tax Considerations

  12.   Disclosure  of   Commission   Position  on  Indemni-
        fication for Securities Act Liabilities.............         Not Applicable


                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS


May 1, 2002


THE PRUDENTIAL
VARIABLE CONTRACT
REAL PROPERTY ACCOUNT

This prospectus is attached to two other prospectuses. The first describes either a variable annuity contract or a variable life insurance contract (the "Contract") issued by The Prudential Insurance Company of America ("Prudential," "us," "we," or "our"). The second prospectus describes several investment options available under that variable contract through The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company. The Series Fund consists of separate investment portfolios that are mutual funds, each with a different investment policy and objective.

This prospectus describes The Prudential Variable Contract Real Property Account (the "Real Property Account"), an additional available investment option. Although it is not a mutual fund, in many ways it is like a mutual fund. Instead of holding a diversified portfolio of securities, such as stocks or bonds, it consists mainly of a portfolio of commercial and residential real properties.

Prudential determines the price of a "share" or, as we call it, a "participating interest" in this portfolio of properties, just as it does for the other investment options. It is based upon our best estimate of the fair market value of the properties and other assets held in this portfolio. The portion of your "Contract Fund" (the total amount invested under the Contract) that you allocate to this investment option will change daily in value, up or down, as the fair market value of these real properties and other assets change.

The risks of investing in real property are different from the risks of investing in mutual funds. See RISK FACTORS, page 10. Also, your ability to withdraw or transfer your investment in this option is not as freely available as it is for the other investment options. See RESTRICTIONS ON WITHDRAWALS, page 18.

Please read this prospectus and keep it for future reference.

The  Securities   and  Exchange   Commission   ("SEC")   maintains  a  Web  site
(http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                   The Prudential Insurance Company of America
                                751 Broad Street
                          Newark, New Jersey 07102-3777
                            Telephone: (800) 778-2255



PRPA-3 Ed 5-2002

                               PROSPECTUS CONTENTS


                                                                                                                             Page
                                                                                                                             ----
PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS............................................................   1

SUMMARY.....................................................................................................................   2
   Investment of The Real Property Account Assets...........................................................................   2
   Investment Objectives....................................................................................................   2
   Risk Factors.............................................................................................................   2
   Charges..................................................................................................................   3
   Availability to Prudential Contracts.....................................................................................   3

GENERAL INFORMATION ABOUT THE PRUDENTIAL INSURANCE COMPANY OF AMERICA,
 THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL
 VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER       3
   The Prudential Insurance Company of America..............................................................................   3
   The Prudential Variable Contract Real Property Account...................................................................   4
   The Prudential Variable Contract Real Property Partnership...............................................................   4
   The Investment Manager...................................................................................................   5

INVESTMENT POLICIES.........................................................................................................   5
   Overview.................................................................................................................   5
   Investment in Direct Ownership Interests in Real Estate..................................................................   5
   Investments in Mortgage Loans............................................................................................   7
   Investments in Sale-Leasebacks...........................................................................................   8
   General Investment and Operating Policies................................................................................   9

CURRENT REAL ESTATE-RELATED INVESTMENTS.....................................................................................  10
   Properties...............................................................................................................  10

RISK FACTORS................................................................................................................  10
   Liquidity of Investments.................................................................................................  11
   General Risks of Real Property Investments...............................................................................  11
   Reliance on The Partners and The Investment Manager......................................................................  12

INVESTMENT RESTRICTIONS.....................................................................................................  13

CONFLICTS OF INTEREST.......................................................................................................  13

THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS.............................................................  15

VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.......................................................................  15

BORROWING BY THE PARTNERSHIP................................................................................................  17

CHARGES.....................................................................................................................  17

RESTRICTIONS ON WITHDRAWALS.................................................................................................  18

RESTRICTIONS ON CONTRACT OWNERS' INVESTMENT IN THE REAL PROPERTY ACCOUNT....................................................  19

FEDERAL INCOME TAX CONSIDERATIONS...........................................................................................  19

DISTRIBUTION OF THE CONTRACTS...............................................................................................  19

STATE REGULATION............................................................................................................  19

ADDITIONAL INFORMATION......................................................................................................  19

EXPERTS.....................................................................................................................  20

LITIGATION..................................................................................................................  20

REPORTS TO CONTRACT OWNERS..................................................................................................  20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.......................................  20

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................................................................  30

FINANCIAL STATEMENTS........................................................................................................  31

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT..............................................  A1

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP..........................................  B1

        PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS
                 (FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)

The following information on per share investment income, capital changes and selected ratios has been provided for your information. This page should be read in conjunction with the financial statements and notes thereto of The Prudential Variable Contract Real Property Partnership included in this prospectus.


                                                         01/01/2001     01/01/2000     01/01/1999      01/01/1998     01/01/1997
                                                             to             to             to              to             to
                                                         12/31/2001     12/31/2000     12/31/1999      12/31/1998     12/31/1997
                                                         ----------     ----------     ----------      ----------     ----------
Revenue from real estate and improvements                  $ 2.71         $ 2.32         $ 2.08          $ 2.07         $ 1.82
Equity in income of real estate partnership                $ 0.08         $ 0.08         $ 0.01          $ 0.00 *       $ 0.04
Dividend income from real estate investment trusts         $ 0.24         $ 0.18         $ 0.12          $ 0.06         $ 0.01
Interest on short-term investments                         $ 0.03         $ 0.13         $ 0.16          $ 0.16         $ 0.20
                                                          -------         ------        -------          ------         ------

TOTAL INVESTMENT INCOME                                    $ 3.06         $ 2.71         $ 2.37          $ 2.29         $ 2.07
                                                          -------         ------        -------          ------         ------

Investment Management fee                                  $ 0.30         $ 0.28         $ 0.26          $ 0.25         $ 0.22
Real Estate Taxes                                          $ 0.30         $ 0.25         $ 0.25          $ 0.20         $ 0.19
Administrative expense                                     $ 0.28         $ 0.25         $ 0.21          $ 0.17         $ 0.20
Operation expense                                          $ 0.60         $ 0.44         $ 0.37          $ 0.34         $ 0.28
Interest expense                                           $ 0.20         $ 0.07         $ 0.01          $ 0.00         $ 0.02
Minority interest in consolidated partnership              $ 0.02         $ 0.00 *       $ 0.00 *        $ 0.00         $ 0.00
                                                          -------         ------        -------          ------         ------

TOTAL INVESTMENT EXPENSES                                  $ 1.70         $ 1.29         $ 1.10          $ 0.96         $ 0.91
                                                          -------         ------        -------          ------         ------

NET INVESTMENT INCOME                                      $ 1.36         $ 1.42         $ 1.27          $ 1.33         $ 1.16
                                                          -------         ------        -------          ------         ------

Net realized gain (loss) on real estate investments
sold or converted                                         ($ 0.02)        $ 0.27        ($ 0.00) *       $ 0.26         $ 0.03
                                                          -------         ------        -------          ------         ------

Change in unrealized gain (loss) on real estate
investments                                               ($ 0.26)        $ 0.23        ($ 0.68)         $ 0.15         $ 0.69

Minority interest in unrealized gain (loss) on
investments                                                $ 0.00 *      ($ 0.04)       ($ 0.00) *       $ 0.00         $ 0.00
                                                          -------         ------        -------          ------         ------

Net unrealized gain (loss) on real estate investments     ($ 0.26)        $ 0.19        ($ 0.68)         $ 0.15         $ 0.69
                                                          -------         ------        -------          ------         ------

NET REALIZED AND UNREALIZED
       GAIN (LOSS) ON INVESTMENTS                         ($ 0.28)        $ 0.46        ($ 0.68)         $ 0.41         $ 0.72
                                                          =======         ======        =======          ======         ======

Net change in share value                                  $ 1.08         $ 1.88         $ 0.59          $ 1.74         $ 1.88

Share value at beginning of period                        $ 22.74        $ 20.86         $ 20.27         $ 8.53         $ 16.65
                                                          =======        =======         =======         ======         =======

Share value at end of period                              $ 23.82        $ 22.74         $ 20.86        $ 20.27         $ 18.53
                                                          =======        =======         =======        =======         =======

Ratio of expenses to average net assets (1)                7.26%          6.07%           5.33%          4.99%           5.16%

Ratio of net investment income to average net assets (1)   5.93%          6.49%           6.12%          6.97%           6.66%

Number of shares outstanding at
   end of period (000's)                                   8,922          9,831          10,472          11,848         11,848


All calculations are based on average month-end shares outstanding where applicable.

Per share information presented herein is shown on a basis consistent with the financial statements as discussed in Note 2J on page B10.

(1) Average net assets are calculated based on an average of ending monthly net assets.

* Per Share amount less than $0.01 (rounded)



                               1 - Real Property

                                     SUMMARY

This Summary provides a brief overview of the more significant aspects of the Real Property Account. We provide further detail in the subsequent sections of this prospectus.

The Real Property Account is a separate account of Prudential created pursuant to New Jersey insurance law. Under that law, the assets of the Real Property Account are not chargeable with liabilities arising out of any other business of Prudential. Owners of certain variable life insurance and variable annuity contracts issued by Prudential may allocate a portion of their net premiums or purchase payments, or transfer a portion of their Contract Fund, to the Real
Property Account. Values and benefits under the Contracts will thereafter reflect the investment experience of the Real Property Account. Contract owners, not Prudential, bear the risks and rewards of the investment performance of the Real Property Account to the extent of the Contract owner's Contract Fund invested in the Real Property Account. This prospectus is attached to and should be read in conjunction with the prospectus for the Contract you selected.

Investment of The Real Property Account Assets


The Real Property Account assets are invested primarily in income-producing real estate through The Prudential Variable Contract Real Property Partnership (the "Partnership") which is a general partnership that was established by Prudential and two of its wholly-owned subsidiaries, Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). See The Prudential Variable Contract Real Property Partnership, page
4. Currently Prudential serves as the investment manager of the Partnership. Prudential acts through Prudential Investment Management, Inc. See The Investment Manager, page 5. The Partnership invests at least 65% of its assets in direct ownership interests in:


     1.   income-producing real estate;

     2. participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and


     3.   real property sale-leasebacks negotiated on behalf of the Partnership.


The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership's assets will be held in cash or invested in liquid instruments and securities. The remainder of the Partnership's assets may be invested in other types of real estate related investments, including non-participating mortgage loans and real estate investment trusts.

Investment Objectives

The investment objectives of the Partnership are to:

     1.   preserve and protect the Partnership's capital;

     2.   compound income by reinvesting investment cash flow; and

     3. over time, increase the income amount through appreciation in the value of permitted investments and, to a lesser extent, through mortgage loans and sale-leaseback transactions.

There is no assurance that the Partnership's objectives will be attained. See INVESTMENT POLICIES, page 5.

Risk Factors

Investment in the Real Property Account, and thereby, participation in the investment experience of the Partnership, involves significant risks. See RISK FACTORS, page 10. These include the risk of fluctuating real estate values and the risk that the appraised or estimated values of the Partnership's real property investments will not be realized upon their disposition. Many of the Partnership's real estate investments will not be quickly convertible into cash. Therefore, the Real Property Account should be viewed as a long-term investment. See RESTRICTIONS ON WITHDRAWALS, page 18.


                               2 - Real Property

We have taken steps to ensure that the Real Property Account and Partnership will be sufficiently liquid to satisfy all withdrawal or loan requests promptly (within seven days), see Liquidity of Investments, page 11. Prudential's management of the Partnership is subject to certain conflicts of interest, including the possible acquisition of properties from Prudential Financial affiliates. See CONFLICTS OF INTEREST, page 13.


Charges


The Partnership pays a daily investment management fee which amounts to 1.25% per year of the average daily gross assets of the Partnership. The Partnership also compensates the investment manager for providing certain accounting and administrative services. See CHARGES, page 17. The portion of your Contract Fund allocated to the Real Property Account is subject to the same Contract charges as the portion of your Contract Fund allocated to The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is the underlying funding vehicle for the other variable investment options available to Contract owners. You should read the Contract prospectus for a description of those charges.


Availability to Prudential Contracts


The Real Property Account is currently available to purchasers of Prudential's Variable Investment Plan(R) Contracts, Prudential's Discovery(R) Plus Contracts, Prudential's Variable Appreciable Life(R) Insurance Contracts, and Prudential's Custom VAL(SM) Life Insurance Contracts. It is not available on Contracts that are purchased in connection with IRAs, Section 403(b) annuities, and other tax-qualified plans, that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA") or to the prohibited transaction excise tax provisions of the Internal Revenue Code. See THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS, page 15. For example, a Variable Appreciable Life Contract owner who elects to invest part of his or her net premiums in The Prudential Variable Appreciable Account, a separate account of Prudential registered as a unit investment trust under the Investment Company Act of 1940, and part in the Real Property Account, will be subject to the same: (1) monthly sales charges;
(2) risk charges; (3) administrative charges; (4) insurance charges; and (5) contingent deferred sales charges without regard to what portion is invested in The Prudential Variable Appreciable Account and what portion is invested in the Real Property Account. The Real Property Account has established different subaccounts, relating to the different types of variable Contracts that may participate in the Real Property Account. These subaccounts provide the mechanism and maintain the records whereby these different Contract charges are made.


This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

     GENERAL INFORMATION ABOUT THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL
    VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER

The Prudential Insurance Company of America


The Prudential Insurance Company of America ("Prudential") is a New Jersey stock life insurance company that has been doing business since 1875. Prudential is licensed to sell life insurance and annuities in the District of Columbia, Guam, U.S. Virgin Islands, and in all states. These Contracts are not offered in any state in which the necessary approvals have not yet been obtained.

Prudential is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company. Prudential Financial exercises significant influence over the operations and capital structure of Prudential. However, Prudential Financial nor any other related company has any legal responsibility to pay amounts that Prudential may owe under the contract or policy.


Prudential's consolidated financial statements appear in either the attached Contract prospectus or in the statement of additional information for the Contract prospectus, which is available upon request.


                               3 - Real Property

The Prudential Variable Contract Real Property Account

The Prudential Variable Contract Real Property Account (the "Real Property Account") was established on November 20, 1986 under New Jersey law as a separate investment account. The account meets the definition of a "separate account" under the federal securities laws. The Real Property Account holds assets that are separated from all of Prudential's other assets. The Real Property Account is used only to support the variable benefits payable under the Contracts that are funded by the real estate investment option.

The Contract obligations to Contract owners and beneficiaries are general corporate obligations of Prudential. Prudential is also the legal owner of the Real Property Account assets. Prudential will maintain assets in the Real Property Account with a total market value at least equal to the amounts credited under the real estate option to all the Contracts participating in the Real Property Account. These assets may not be charged with liabilities which arise from any other business that Prudential conducts. In addition to these assets, the Real Property Account's assets may include funds contributed by Prudential, and reflect any accumulations of the charges Prudential makes against the Real Property Account. SEE VALUATION OF CONTRACT OWNER'S PARTICIPATING INTERESTS, PAGE 15.

Prudential will bear the risks and rewards of the Real Property Account's investment experience to the extent of its investment in the Real Property Account. Prudential may withdraw or redeem its investment in the Real Property Account at any time. We will not make any such redemption if it will have a materially adverse impact on the Real Property Account. Accumulations of charges will be withdrawn on a regular basis.

Unlike the other separate accounts funding the Contracts, the Real Property Account is not registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as an investment company. For state law purposes, the Real Property Account is treated as a part or division of Prudential. Contract owners have no voting rights with respect to the Real Property Account. The Real Property Account is under the control and management of Prudential. The Board of Directors and officers of Prudential are responsible for the management of the Real Property Account. No salaries of Prudential personnel are paid by the Real Property Account. Information regarding the directors and officers of Prudential is contained in the attached prospectus for the Contract. The financial statements of the Real Property Account begin on page A1.

The Prudential Variable Contract Real Property Partnership


All amounts allocated to the Real Property Account are invested through The Prudential Variable Contract Real Property Partnership (the "Partnership"), a general partnership organized under New Jersey law on April 29, 1988. The only partners in the Partnership (collectively, the "Partners") are Prudential and two of its wholly-owned subsidiaries, Pruco Life and Pruco Life of New Jersey. The Partnership was established so the assets allocated to the real estate investment options under certain variable life insurance and variable annuity contracts issued by these three companies could be invested in a commingled pool. This was done to provide greater diversification of investments and lower transaction costs than would be possible if the assets were separately invested by each company. All amounts allocated to the Real Property Account are contributed by Prudential to the Partnership. Prudential's general partnership interest in the Partnership is held in the Real Property Account.


The initial contributions to the Partnership were made on April 29, 1988. Prudential contributed $100,000 in cash to the Partnership; Pruco Life of New Jersey contributed $100,000 in cash to the Partnership; and Pruco Life contributed the real estate and other assets held in its real estate separate account, which had been actively investing in real estate for more than a year. Those assets had an estimated market value of $91,538,737 on that date. Each Partner is entitled to its respective proportionate share of all income, gains, and losses of the Partnership.

The Partnership assets are valued on each business day. The value of each Partner's interest will fluctuate with the investment performance of the Partnership. In addition, the Partners' interests are proportionately readjusted, at the current value, on each day when a Partner makes a contribution to, or withdrawal from, the Partnership. When you choose to allocate a portion of your net premiums or purchase payments, or transfer a portion of your Contract Fund, to the Real Property Account, Prudential will contribute that amount to the Partnership as a capital contribution. It will correspondingly increase the Real Property Account's interest in the Partnership. Values and benefits under the Contract will thereafter vary with the performance of the Partnership's investments. For more information on how the



                               4 - Real Property
value of your interest in the Real Property Account and the value of the Partnership's investments are calculated, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15.

Contract   owners  have  no  voting  rights  with  respect  to  the  Partnership operations. The financial statements of the Partnership begin on page B1.

The Investment Manager


Currently, Prudential acts as investment manager of the Partnership. Prudential acts through Prudential Investment Management, Inc. ("PIM"), which invests in and manages real estate equities and mortgages for the general account and separate accounts of Prudential Financial affiliates, and other third party accounts.

PIM, on behalf of the general account, and separate accounts of Prudential Financial affiliates, and other third party accounts, is one of the largest real estate investors in North America. PIM and Prudential Financial affiliates participate in real estate ventures through public and private partnerships. As of December 31, 2001, PIM managed $31.2 billion of net domestic real estate mortgages and equities of which $17.0 billion is in Prudential's general account and $14.2 billion is in separate accounts and other third party accounts. Statement value for general account assets is recorded at depreciated cost and for assets in separate accounts and other third party accounts at market value. For a discussion of how the Partnership's real estate-related investments are valued, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15.

Pending regulatory approval, the Partnership will terminate its investment management agreement with Prudential and enter into a new agreement with PIM. The terms of the new agreement are substantially identical to those in the existing agreement with Prudential.

PIM has organized its real estate activities into separate business units within Prudential's Global Asset Management Group. Prudential Real Estate Investors
(PREI) is the unit responsible for the investments of the Real Property Partnership. PREI's investment staff is responsible for both general account and third party account real estate investment management activities.

PREI provides investment management services on a domestic basis and also acts as part of a global team providing these services to institutional investors worldwide. PREI is headquartered in Parsippany, New Jersey and has 4 field offices across the United States. As of December 31, 2001, PREI had under management approximately 29.7 million net rentable square feet of office real estate, 24.5 million net rentable square feet of industrial real estate, 15.0 million net rentable square feet of retail real estate, 4,856 hotel rooms, and 31,673 multifamily residential units.

Various divisions of Prudential Financial may provide PREI with services that may be required in connection with the Partnership's investment management agreement. The mortgage operation currently manages and administers a portfolio of mortgage loans totaling approximately $34.2 billion.


                               INVESTMENT POLICIES

Overview


The Partnership has an investment policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate, participating mortgage loans originated for the Partnership, and real property sale-leasebacks negotiated on behalf of the Partnership. It is expected that the largest portion of these real estate investments will be in direct ownership interests (including fee interests, leasehold interests, and interests in entities holding such interests) in income-producing real estate. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership's assets will ordinarily be held in cash or invested in liquid instruments and securities, although the Partners reserve discretion to increase this amount to meet partnership liquidity requirements, for example. The remainder of the partnership assets may be invested in other types of real estate-related investments, including non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.


Investment in Direct Ownership Interests in Real Estate

Acquisition. The Partnership's principal investment policy involves acquiring direct ownership interests in existing (including newly constructed) income-producing real estate, including office buildings, shopping centers, apartment


                               5 - Real Property
buildings, industrial properties, and hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Property acquisitions will generally be carried out by the real estate acquisition offices in PREI's network of field offices located in Parsippany, New Jersey, Atlanta, Georgia, Chicago, Illinois and Los Angeles, California. A field office or an affiliate of Prudential Financial supervises the management of properties in all of PIM's accounts.


Proposals to acquire properties for the Partnership are usually originated by a field office. They are reviewed and approved by the Investment Management Committee of PREI. Depending upon the size of the acquisition and other factors, a proposed real estate investment may also be submitted for review to the Investment Committee of the Board of Directors of Prudential.

Although percentage limitations on the type and location of properties that may be acquired by the Partnership have not been established, the Partnership plans to diversify its investments through the type of property acquired and its geographic location. The Partnership's investments will be maintained to meet the Internal Revenue Code diversification requirements. See General Investment and Operating Policies, page 9.


In order for the Partnership to meet its stated objectives, it will have to acquire properties that generate more cash than needed to pay its gross operating expenses. To do this, a substantial portion of the Partnership's assets will be invested in properties with operating histories that include established rent and expense schedules. However, the Partnership may also acquire recently constructed properties that may be subject to agreements with sellers providing for certain minimum levels of income. Upon the expiration of or default under these agreements, there is no assurance that the Partnership will maintain the level of operating income necessary to produce the return it was previously experiencing. The Partnership may purchase real property from Prudential Financial or its affiliates under certain conditions. See CONFLICTS OF INTEREST, page 13.


The property acquired by the Partnership is usually real estate which is ready for use. Accordingly, the Partnership is not usually subject to the development or construction risks inherent in the purchase of unimproved real estate. From time to time, however, the Partnership may invest in a developmental real estate project that is consistent with the Partnership's objectives. The Partnership will then be subject to those risks.

The Partnership will often own the entire fee interest in an acquired property, but it may also hold other direct ownership interests. These include, but are not limited to, partnership interests, limited liability company interests, leaseholds, and tenancies in common.


Property Management and Leasing Services. The Partnership usually retains a management company operating in the area of a property to perform local property management services. A field office or other affiliate of Prudential Financial will usually: (1) supervise and monitor the performance of the local management company; (2) determine and establish the required accounting information to be supplied; (3) periodically inspect the property; (4) review and approve property operating budgets; and (5) review actual operations to ensure compliance with budgets. In addition to day-to-day management of the property, the local management company will have responsibility for: (1) supervision of any on-site personnel; (2) negotiation of maintenance and service contracts; (3) major repair advice; (4) replacements and capital improvements; (5) the review of market conditions to recommend rent schedule changes; and (6) creation of marketing and advertising programs to obtain and maintain good occupancy rates by responsible tenants. The local management company fees will reduce the cash flow from the property to the Partnership.


The Partnership usually retains a leasing company to perform leasing services on any property with actual or projected vacancies. The leasing company will coordinate with the property management company to provide marketing and leasing services for the property. When the property management company is qualified to handle leasing, it may also be hired to provide leasing services. Leasing commissions and expenses will reduce the cash flow from the property to the Partnership.


PREI may, on behalf of the Partnership, hire a Prudential Financial affiliate to perform property management or leasing services. The affiliate's services must be provided on terms competitive with unaffiliated entities performing similar services in the same geographic area. See CONFLICTS OF INTEREST, page 13.


Annually, the field office which oversees the management of each property owned by the Partnership will, together with the local property management firm, develop a business plan and budget for each property. It will consider,


                               6 - Real Property
among other things, the projected rollover of individual leases, necessary capital expenditures and any expansion or modification of the use of the property. The approval of an officer of PREI is required. The field office will also periodically report the operating performance of the property to PREI.

Investments in Mortgage Loans

Types of Mortgage Loans


The Partnership is authorized to invest in mortgage loans, including conventional mortgage loans that may pay fixed or variable rates of interest and mortgage loans that have a "participation" (as defined below). The Partnership will not make mortgage loans to Prudential Financial affiliates.


The Partnership intends to give mortgage loans on: (1) commercial properties (such as office buildings, shopping centers, hotels, industrial properties, and office showrooms); (2) agricultural properties; and (3) residential properties (such as garden apartment complexes and high-rise apartment buildings). These loans are usually secured by properties with income-producing potential based on historical or projected data. Usually, they are not personal obligations of the borrower and are not insured or guaranteed.

1. First Mortgage Loans. The Partnership will primarily make first mortgage loans secured by mortgages on existing income-producing property. These loans may provide for interest-only payments and a balloon payment at maturity.

2. Wraparound Mortgage Loans. The Partnership also may make wraparound mortgage loans on income-producing properties which are already mortgaged to unaffiliated entities. A wraparound mortgage loan is a mortgage with a principal amount equal to the outstanding balance of the prior existing mortgage plus the amount to be advanced by the lender under the wraparound mortgage loan, thereby providing the property owner with additional funds without disturbing the existing loan. The terms of wraparound mortgage loans made by the Partnership require the borrower to make all principal and interest payments on the underlying loan to the Partnership, which will then pay the holder of the prior loan. Because the existing first mortgage loan is preserved, the lien of the wraparound mortgage loan is junior to it. The Partnership will make wraparound mortgage loans only in states where local applicable foreclosure laws permit a lender, in the event of the borrower's default, to obtain possession of the property which secures the loan.

3. Junior Mortgage Loans. The Partnership may also invest in other junior mortgage loans. Junior mortgage loans will be secured by mortgages which are subordinate to one or more prior liens on the real property. They will generally, but not in all cases, provide for repayment in full prior to the end of the amortization period of the senior mortgages. Recourse on such loans will include the real property encumbered by the Partnership's mortgage and may also include other collateral or personal guarantees by the borrower.

The Partnership will generally make junior or wraparound mortgage loans only if the senior mortgage, when combined with the amount of the Partnership's mortgage loan, would not exceed the maximum amount which the Partnership would be willing to commit to a first mortgage loan and only under such circumstances and on such property as to which the Partnership would otherwise make a first mortgage loan.

4. Participations. The Partnership may make mortgage loans which, in addition to charging a base rate of interest, will include provisions permitting the Partnership to participate (a "participation") in the economic benefits of the underlying property. The Partnership would receive a percentage of: (1) the gross or net revenues from the property operations; and/or (2) the increase in the property value realized by the borrower, such as through sale or refinancing of the property. These arrangements may also grant the Partnership an option to acquire the property or an undivided interest in the property securing the loan. When the Partnership negotiates the right to receive additional interest in the form of a percentage of the gross revenues or otherwise, the fixed cash return to the Partnership from that investment will generally be less than would otherwise be the case. It is expected that the Partnership will be entitled to percentage participations when the gross or net revenues from the property operations exceed a certain base amount. This base amount may be adjusted if real estate taxes or similar charges are increased. The form and extent of the additional interest that the Partnership receives will vary with each transaction depending on: (1) the equity investment of the owner or developer of the property; (2) other financing or credit obtained by the owner or developer;
(3) the fixed base interest rate on the mortgage loan by the Partnership; (4) any other security arrangement; (5) the cash flow and pro forma cash flow from the property; and (6) market conditions.


                               7 - Real Property

The Partnership intends to use this additional interest as a hedge against inflation. It assumes that as prices increase in the economy, the rental prices on properties, such as shopping centers or office buildings, will increase and there should be a corresponding increase in the property value. There is no assurance that additional interest or increased property values will be received. In that event, the Partnership will be entitled to receive only the fixed portion of its return.

Standards for Mortgage Loan Investments

In making mortgage loans, the investment manager will consider relevant real property and financial factors, including: (1) the location, condition, and use of the underlying property; (2) its operating history; (3) its future income-producing capacity; and (4) the quality, experience, and creditworthiness of the unaffiliated borrower.

Before the Partnership makes a mortgage loan, the investment manager analyzes the fair market value of the underlying real estate. In general, the amount of each mortgage loan made by the Partnership will not exceed, when added to the amount of any existing indebtedness, 80% of the estimated or appraised value of the property mortgaged.

Dealing With Outstanding Loans

The Partnership may sell its mortgage loans prior to maturity if it is deemed advisable by the investment manager and consistent with the Partnership's investment objectives. The investment manager may also: (1) extend the maturity of any mortgage loan made by the Partnership; (2) consent to a sale of the property subject to a mortgage loan or finance the purchase of a property by making a new mortgage loan in connection with the sale of a property (either with or without requiring the repayment of the mortgage loan); (3) renegotiate the terms of a mortgage loan; and (4) otherwise deal with the mortgage loans of the Partnership.

Investments in Sale-Leasebacks

A portion of the Partnership's investments may consist of real property sale-leaseback transactions ("leasebacks"). In this type of transaction, the Partnership will purchase land and income-producing improvements on the land and simultaneously lease the land and improvements, generally to the seller, under a long-term lease. Leasebacks may be for very long periods and may provide for increasing payments from the lessee.

Under the terms of the leaseback, the tenant will operate, or provide for the operation of, the property and generally be responsible for the payment of all costs, including: (1) taxes; (2) mortgage debt service; (3) maintenance and repair of the improvements; and (4) insurance. In some cases, the Partnership may also grant the lessee an option to acquire the land and improvements from the Partnership after a period of years. The option exercise price would be based on the fair market value of the property, as encumbered by the lease, the increase in the gross revenues from the property or other objective criteria reflecting the increased value of the property.

In some leaseback transactions, the Partnership may only purchase the land under an income-producing building and lease the land to the building owner. In such cases, the Partnership may seek, in addition to base rents in its leasebacks, participations in the gross revenues from the building in a form such as a percentage of the gross revenues of the lessee above a base amount (which may be adjusted if real property taxes increase or for other events). The Partnership may invest in leasebacks which are subordinate to other interests in the land, buildings, and improvements, such as a first mortgage, other mortgage, or lien. In those situations, the Partnership's leaseback interest will be subject to greater risks.

The Partnership will only acquire a property for a leaseback transaction if the purchase price is equal to not more than 100% of the estimated or appraised property value. The Partnership may dispose of its leasebacks when deemed advisable by the investment manager and consistent with the Partnership's investment objectives.



                               8 - Real Property

General Investment and Operating Policies

The Partnership does not intend to invest in any direct ownership interests in properties, mortgage loans or leasebacks in order to make short-term profits from their sale, although in exceptional cases, the investment manager may decide to do so in the best interests of the Partnership. The Partnership may dispose of its investments whenever necessary to meet its cash requirements or when it is deemed to be desirable by the investment manager because of market conditions or otherwise. The Partnership will reinvest any proceeds from the disposition of assets (and any cash flow from operations) which are not necessary for the Partnership's operations and which are not withdrawn by the Partners in order to make distributions to investors pursuant to the variable contracts issued by the Partners, or to Prudential to return its equity interests pursuant to this prospectus. The proceeds will be reinvested in investments consistent with the Partnership's investment objectives and policies.

In making investments in properties, mortgage loans, leasebacks or other real estate investments, the Partnership will rely on the investment manager's analysis of the investment and will not receive an independent appraisal prior to acquisition. The Partnership expects, however, that all the properties it owns, and most mortgage loans it holds, will be appraised or valued annually by an independent appraiser who is a member of a nationally recognized society of appraisers. Each appraisal will be maintained in the Partnership records for at least five years. It should be noted that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised.

The Partnership usually purchases properties on an unleveraged basis. The properties acquired will typically be free and clear of mortgage debt immediately after their acquisition. The Partnership may, however, acquire properties subject to existing mortgage loans. In addition, the Partnership may mortgage or acquire properties partly with the proceeds of purchase money mortgage loans, up to 80% of the property value. Although this is not usually done, the Partnership may do so if the investment manager decides that it is consistent with its investment objectives. When the Partnership mortgages its properties, it bears the expense of mortgage payments. See BORROWING BY THE PARTNERSHIP, page 17.

The Partnership may also invest a portion of its assets in non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.

The Partnership's investments will be maintained in order to meet the diversification requirements set forth in regulations under the Internal Revenue Code (the "Code") relating to the investments of variable life insurance and variable annuity separate accounts. In order to meet the diversification requirements under the regulations, the Partnership will meet the following test: (1) no more than 55% of the assets will be invested in any one investment;
(2) no more than 70% of the assets will be invested in any two investments; (3) no more than 80% of the assets will be invested in any three investments; and
(4) no more than 90% of the assets will be invested in any four investments. All interests in the same real property project are treated as a single investment. The Partnership must meet the above test within 30 days of the end of each calendar quarter. To comply with the diversification requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of Partnership's gross assets, as of the prior fiscal year end.


In managing the assets of the Partnership, the investment manager will use its discretion in determining whether to foreclose on defaulting borrowers or to evict defaulting tenants. The investment manager will decide which course of action is in the best interests of the Partnership in maintaining the value of the investment.

Property management services are usually required for the Partnership's investments in properties which are owned and operated by the Partnership, but usually will not be needed for mortgage loans owned by the Partnership, except for mortgage servicing. It is possible, however, that these services will be necessary or desirable in exercising default remedies under a foreclosure on a mortgage loan. The investment manager may engage, on behalf of the Partnership, Prudential Financial affiliated or unaffiliated entities to provide these additional services to the Partnership. The investment manager may engage Prudential Financial affiliates to provide property management, property development services, loan servicing or other services if and only if the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area. See CONFLICTS OF INTEREST, page 13.




                               9 - Real Property

The investment manager will manage the Partnership so that the Real Property Account will not be subject to registration under the Investment Company Act of 1940. This requires monitoring the proportion of the Partnership's assets to be placed in various investments.


                     CURRENT REAL ESTATE-RELATED INVESTMENTS

The current principal real estate-related investments held by the Partnership are described below. Many of these investments were originated by, and previously held in, The Prudential Real Property Account of Pruco Life Insurance Company (the "Pruco Life Account"), a separate account established to fund the real estate investment option under variable contracts issued by Pruco Life. Prior to the formation of the Partnership, the Pruco Life Account followed the same investment policies as those followed by the Partnership. Pruco Life contributed the assets held in the Pruco Life Account to the Partnership as its initial capital contribution to the Partnership.

Properties


The Partnership owns the following properties as of December 31, 2001.


1.   Office Properties


     The Partnership owns office properties in Lisle and Oakbrook Terrace, Illinois; Brentwood, Tennessee; and Beaverton, Oregon. Total square footage owned is approximately 482,000 of which 89% or 431,000 square feet are leased between 1 and 10 years. The Partnership's Morristown, New Jersey property, which had approximately 85,000 square feet, was sold on October 26, 2000.


2.   Apartment Complexes


     The Partnership owns apartment complexes in Atlanta, Georgia and Raleigh, North Carolina. There are a total of 490 apartment units available of which 82% or 403 units are leased. Leases range from month-to-month to one year. In addition, on September 17, 1999, the Partnership invested in an apartment complex located in Jacksonville, FL. This joint venture investment has a total of 458 units available of which 402 units or 88% are occupied. Leases range from month-to-month to one year. Also, on February 15, 2001, the Partnership invested in four apartment complexes located in Gresham/Salem, OR. This joint venture investment has a total of 492 units available of which 458 units or 93% are occupied. Leases range from month-to-month to one year.


3.   Retail Property


     The Partnership owns a shopping center in Roswell, Georgia. The property is located approximately 22 miles north of downtown Atlanta on a 30 acre site. The square footage is approximately 316,000 of which 92% or 293,000 square feet is leased between 1 and 10 years. On September 30, 1999 the Partnership invested in a retail portfolio located in the Kansas City, MO and KS areas. This joint venture investment has approximately 488,000 of net rentable square feet of which 90% or 440,000 square feet is leased between 1 and 20 years. In addition, on May 17, 2001, the Partnership invested in a retail center located in the Hampton, VA. This joint venture investment has approximately 155,000 of net rentable square feet of which 100% or 155,000 square feet is leased between 1 and 20 years.


4.   Industrial Properties


     The Partnership owns warehouses and distribution centers in Bolingbrook, Illinois; Aurora, Colorado; and Salt Lake City, Utah. Total square footage owned is approximately 685,000 of which 83% or 569,000 square feet are leased between 1 and 10 years.


5.   Investment in Real Estate Trust


     The Partnership liquidated its entire investment in REIT shares during December 2001.


                                  RISK FACTORS

There are certain risk factors that you should consider before allocating a portion of your net premiums or purchase payments, or transferring a portion of your Contract Fund, to the Real Property Account. These include valuation risks, (see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15), certain conflicts of interest, (see CONFLICTS OF INTEREST, page 13), as well as the following risks:



                               10 - Real Property

Liquidity of Investments

Because the Real Property Account will, through the Partnership, invest primarily in real estate, its assets will not be as liquid as the investments generally made by separate accounts of life insurance companies funding variable life insurance and variable annuity contracts. The Partnership will, however, hold approximately 10% of its assets in cash and invested in liquid securities. The primary purposes for such investments are to meet the expenses involved in the operation of the Partnership and to allow it to have sufficient liquid assets to meet any requests for withdrawals from the Real Property Account. Such withdrawals would be made in order to meet requested or required payments under the Contracts. The Partnership may also borrow funds to meet liquidity needs. See BORROWING BY THE PARTNERSHIP, page 17.


We have taken steps to ensure that the Partnership will be liquid enough to meet all anticipated withdrawals by the Partners to meet the separate accounts' liquidity requirements. It is possible that the Partnership may need to dispose of a real property or mortgage loan investment promptly in order to meet such withdrawal requests.


General Risks of Real Property Investments

By participating in the Real Property Account and thereby in the investment performance of the Partnership, you will be subject to many of the risks of real property investments. These include:

1. Risks of Ownership of Real Properties. The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants.

The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (such as from nuclear power plant accidents and wars) which are either uninsurable or not economically insurable.

2. Risks of Mortgage Loan Investments. The Partnership's mortgage loan investments will be subject to the risk of default by the borrowers. In this event the Partnership would have the added responsibility of foreclosing on or pursuing other remedies on the underlying properties to protect the value of its mortgage loans. A borrower's ability to meet its mortgage loan payments will be dependent upon the risks generally inherent to the ownership of real property. Mortgage loans made by the Partnership will generally not be personal obligations of the borrowers. The Partnership will only rely on the value of the underlying property for its security. Mechanics', materialmen's, government, and other liens may have or obtain priority over the Partnership's security interest in the property.

In addition, the Partnership's mortgage loan investments will be subject to prepayment risks. If the terms of the mortgage loans permit, mortgagors may prepay the loans, thus possibly changing the Partnership's return.

Junior mortgage loans (including wraparound mortgage loans) will be subject to greater risk than first mortgage loans, since they will be subordinate to liens of senior mortgagees. In the event a default occurs on a senior mortgage, the Partnership may be required to make payments or take other actions to cure the default (if it has the right to do so) in order to prevent foreclosure on the senior mortgage and possible loss of all or portions of the Partnership's investment. "Due on sale" clauses included in some senior mortgages, accelerating the amount due under the senior mortgage in the case of sale of the property, may be applied to the sale of the property upon foreclosure by the Partnership of its junior mortgage loan.

The risk of lending on real estate increases as the proportion which the amount of the mortgage loan bears to the fair market value of the real estate increases. The Partnership usually does not make mortgage loans of over 80% of the estimated or appraised value of the property that secures the loan. There can be no assurance, that in the event of


                               11 - Real Property
a default, the Partnership will realize an amount equal to the estimated or appraised value of the property on which a mortgage loan was made.

Mortgage loans made by the Partnership may be subject to state usury laws. These laws impose limits on interest charges and possible penalties for violation of those limits, including restitution of excess interest, unenforceability of debt, and treble damages. The Partnership does not intend to make mortgage loans at usurious rates of interest. Uncertainties in determining the legality of interest rates and other borrowing charges under some statutes could result in inadvertent violations, in which case the Partnership could incur the penalties mentioned above.

3. Risks with Participations. The Partnership may seek to invest in mortgage loans and leasebacks with participations, which will provide the Partnership with both fixed interest and additional interest based upon gross revenues, sale proceeds, and/or other variable amounts. If the interest income received by the Partnership is based, in part, on a percentage of the gross revenues or sale proceeds of the underlying property, the Partnership's income will depend on the success in the leasing of the underlying property, the management and operation of such property by the borrower or lessee and upon the market value of the property upon ultimate disposition. If the Partnership negotiates a mortgage loan with a lower fixed interest rate and an additional percentage of the gross revenues or eventual sale proceeds of the underlying property, and the underlying property fails to generate increased revenues or to appreciate, the Partnership will have foregone a potentially greater fixed return without receiving the benefit of appreciation. State laws may limit participations. In the event of the borrower's bankruptcy, it is possible that as a result of the Partnership's interest in the gross revenues or sale proceeds, a court could treat the Partnership as a partner or joint venturer with the borrower, and the Partnership could lose the priority its security interest would have been given, or be liable for the borrower's debts. The Partnership will structure its participations to avoid being characterized as a partner or joint venturer with the borrower.

4. Risks with Sale-Leaseback Transactions. Leaseback transactions typically involve the acquisition of land and improvements thereon and the leaseback of such land and improvements to the seller or another party. The value of the land and improvements will depend, in large part, on the performance and financial stability of the lessee and its tenants, if any. The tenants' leases may have shorter terms than the leaseback. Therefore, the lessee's future ability to meet payment obligations to the Partnership will depend on its ability to obtain renewals of such leases or new leases upon satisfactory terms and the ability of the tenants to meet their rental payments to the lessee.

PREI investigates the stability and creditworthiness of lessees in all commercial properties it may acquire, including leaseback transactions. However, a lessee in a leaseback transaction may have few, if any, assets. The Partnership will therefore rely for its security on the value of the land and improvements. When the Partnership's leaseback interest is subordinate to other interests in the land or improvements, such as a first mortgage or other lien, the Partnership's leaseback will be subject to greater risk. A default by a lessee or other premature termination of the leaseback may result in the Partnership being unable to recover its investment unless the property is sold or leased on favorable terms. The ability of the lessee to meet its obligations under the leaseback, and the value of a property, may be affected by a number of factors inherent in the ownership of real property which are described above. Furthermore, the long-term nature of a leaseback may, in the future, result in the Partnership receiving lower average annual rentals. However, this risk may be lessened if the Partnership obtains participations in connection with its leasebacks.

Reliance on The Partners and The Investment Manager


You do not have a vote in determining the policies of the Partnership or the Real Property Account. You also have no right or power to take part in the management of the Partnership or the Real Property Account. The investment manager alone, subject to the supervision of the Partners, will make all decisions with respect to the management of the Partnership, including the determination as to what properties to acquire, subject to the investment policies and restrictions. Although the Partners have the right to replace the investment manager, it should be noted that Prudential, Pruco Life, Pruco Life of New Jersey, and the investment manager are wholly-owned subsidiaries of Prudential Financial.


The Partnership will compete in the acquisition of its investments with many other individuals and entities engaged in real estate activities, including the investment manager and its affiliates. See CONFLICTS OF INTEREST, page 13. There may be intense competition in obtaining properties or mortgages in which the Partnership intends to invest. Competition may result in increased costs of suitable investments.


                               12 - Real Property

Since the Partnership will continuously look for new investments, you will not be able to evaluate the economic merit of many of the investments which may be acquired by the Partnership. You must depend upon the ability of the investment manager to select investments.

                             INVESTMENT RESTRICTIONS

The Partnership has adopted certain restrictions relating to its investment activities. These restrictions may be changed, if the law permits, by the Partners. Pursuant to these restrictions, the Partnership will not:

1. Make any investments not related to real estate, other than liquid instruments and securities.

2.   Engage in underwriting of securities issued by others.

3.   Invest in securities issued by any investment company.

4.   Sell securities short.

5. Purchase or sell oil, gas, or other mineral exploration or development programs.

6. Make loans to the Partners, any of their affiliates, or any investment program sponsored by such parties.

7. Enter into leaseback transactions in which the lessee is Prudential, Pruco Life, Pruco Life of New Jersey, their affiliates, or any investment program sponsored by such parties.

8. Borrow more than 33"% (pursuant to California state requirements) of the value of the assets of the Partnership (based upon periodic valuations and appraisals). See VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15.

                              CONFLICTS OF INTEREST


The investment manager, will be subject to various conflicts of interest in managing the Partnership. PIM invests in real estate equities and mortgages for the general account of Prudential Financial affiliates and for third parties, including through separate accounts established for the benefit of qualified pension and profit-sharing plans. PIM also manages, or advises in the management of, real estate equities and mortgages owned by other persons. In addition, affiliates of Prudential Financial are general partners in publicly offered limited partnerships that invest in real estate equities and mortgage loans. Prudential Financial and its affiliates may engage in business activities which will be competitive with the Partnership. Moreover, the Partnership may purchase properties from Prudential Financial or its affiliates.


The conflicts involved in managing the Partnership include:


1. Lack of Independent Negotiations between the Partnership and The Investment Manager. All agreements and arrangements relating to compensation between the Partnership and the investment manager, PIM or any affiliate of Prudential Financial will not be the result of arm's-length negotiations.

2. Competition by the Partnership with Prudential Financial's Affiliates for Acquisition and Disposition of Investments. Prudential Financial affiliates are involved in numerous real estate investment activities for their general account, their separate accounts, and other entities. They may involve investment policies comparable to the Partnership's and may compete with the Partnership for the acquisition and disposition of investments. Moreover, additional accounts or affiliated entities may be formed in the future with investment objectives similar to those of the Partnership. In short, existing or future real estate investment accounts or entities managed or advised by Prudential Financial affiliates may have the same management as the Partnership and may be in competition with the Partnership regarding real property investments, mortgage loan investments, leasebacks, and the management and sale of such investments. Prudential Financial affiliates are not obligated to present to the Partnership any particular investment opportunity, regardless of whether the opportunity would be suitable for investment by the Partnership.




                               13 - Real Property

Prudential Financial affiliates have, however, adopted procedures to distinguish between equity investments available for the Partnership as opposed to the other programs and entities described above. If investment accounts or entities managed by Prudential Financial affiliates have investment objectives and policies similar to the Partnership and are in the market to acquire properties or make investments at the same time as the Partnership, the following procedures will be followed to resolve any conflict of interest. The Investment Allocation Procedure ("IAP") has been established to provide a reasonable and fair procedure for allocating real estate investments among the several accounts managed by Prudential Real Estate Investors ("PREI"). The IAP is administered by an Allocation Committee composed of the Managing Directors, Portfolio Management. Allocation decisions are made by vote of the Allocation Committee, and are approved by the Chief Executive Officer of PREI ("CEO"). Sufficient information on each investment opportunity is distributed to all portfolio managers, who each indicate to the Allocation Committee their account's interest in the opportunity. Based on such expressions of interest, the Allocation Committee allocates the investment opportunity to an account (and may also determine a back-up account or accounts to receive the allocation in the event the account, which is first allocated the opportunity, fails to pursue the investment for any reason) after giving appropriate consideration to the following factors and with the goal of providing each account a fair allotment of investment opportunities: (1) the investment opportunity's conformity with an account's investment criteria and objectives (including property type, size and location, diversification, anticipated returns, investment structure, etc.); (2) the amount of funds available for investment (in total and by property type) by an account; (3) the length of time such funds (in total and by property type) have been available for investment; (4) any limitations or restrictions upon the availability of funds for investment; (5) the absolute and relative (to amount of funds available) amount of funds invested and committed for the account; (6) whether funds available for investment are discretionary or non-discretionary, particularly in relation to the timing of the investment opportunity; (7) an account's prior dealings or investments with the seller, developer, lender or other counterparty; and (8) other factors which the Allocation Committee feel should be considered in fairness to all accounts participating in the IAP.


If an account which has been allocated an investment opportunity does not proceed with the acquisition, and either (i) no back-up account has been determined by the Allocation Committee, or (ii) all accounts which were deemed back-up accounts do not proceed with the acquisition, the opportunity may be reallocated to another account by the Allocation Committee. If an investment opportunity is appropriate for more than one account, the Allocation Committee may (subject to the CEO's approval) permit the sharing of the investment among accounts which permit such sharing. Such division of the investment opportunity may be accomplished by separating properties (in a multi-property investment), by co-investment, or otherwise.


3. Competition with the Partnership from Affiliates for the Time and Services of Common Officers, Directors, and Management Personnel. As noted above, PIM and Prudential Financial affiliates are involved in numerous real estate investment activities. Accordingly, many of the personnel of PIM and Prudential Financial affiliates who will be involved in performing services for the Partnership have competing demands on their time. Conflicts of interest may arise with respect to allocating time among such entities and the Partnership. The directors and officers of Prudential Financial and affiliates will determine how much time will be devoted to the Partnership affairs. Prudential Financial believes it has sufficient personnel to meet its responsibilities to all entities to which it is affiliated.


4. Competitive Properties. Some properties of affiliates may be competitive with
Partnership  properties.   Among  other  things,  the  properties  could  be  in
competition with the Partnership's properties for prospective tenants.


5. Lessee Position. It is possible that Prudential Financial or its affiliates may be a lessee in one or more of the properties owned by the Partnership. The terms of such a lease will be competitive with leases with non-affiliated third parties. The Partnership limits the amount of space that an affiliate of Prudential may rent in a property owned by the Partnership.

6. Use of Affiliates to Perform Additional Services for the Partnership. The Partnership may engage Prudential Financial affiliates to provide additional services to the Partnership, such as real estate brokerage, mortgage servicing, property management, leasing, property development, and other real estate-related services. The Partnership may utilize the services of such affiliates and pay their fees, as long as the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.

7. Joint Ventures with Affiliates. The Partnership may enter into investments through joint ventures with Prudential Financial, its affiliates, or investment programs they sponsor. The Partnership may enter into such a joint venture investment with an affiliate only if the following conditions are met: (1) the affiliate must have investment objectives



                               14 - Real Property
substantially identical to those of the Partnership; (2) there must be no duplicative property management fee, mortgage servicing fee or other fees; (3) the compensation payable to the sponsor of the affiliate must be no greater than that payable to the Partnership's investment manager; (4) the Partnership must have a right of first refusal to buy if such affiliate wishes to sell the property held in the joint venture; and (5) the investment of the Partnership and the affiliate in the joint venture must be made on the same terms and conditions (although not the same percentage). In connection with such an investment, both affiliated parties would be required to approve any decision concerning the investment. Thus, an impasse may result in the event the affiliated joint venture partners disagree. However, in the event of a disagreement regarding a proposed sale or other disposition of the investment, the party not desiring to sell would have a right of first refusal to purchase the affiliated joint venture partner's interest in the investment. If this happens, it is possible that in the future the joint venture partners would no longer be affiliated. In the event of a proposed sale initiated by the joint venture partner, the Partnership would also have a right of first refusal to purchase the joint venture partner's interest in the investment. The exercise of a right of first refusal would be subject to the Partnership's having the financial resources to effectuate such a purchase.

If the Partnership invests in joint venture partnerships which own properties, instead of investing directly in the properties themselves, they may be subject to risks not otherwise present. These risks include risks associated with the possible bankruptcy of the Partnership's co-venturer or such co-venturer at any time having economic or business interests or goals which are inconsistent with those of the Partnership.


8.  Purchase of Real  Property  From  Prudential  Financial or  Affiliates.  The
Partnership may acquire properties owned by Prudential Financial or its affiliates, subject to compliance with special conditions designed to minimize the conflicts of interests. The Partnership may purchase property satisfying the Partnership's investment objectives and policies from an affiliate only if: (1) the applicable insurance regulators approve the Partnership's acquisition of real property from Prudential Financial or affiliates to the extent such approval is required under applicable insurance regulations; (2) the Partnership acquires the property at a price not greater than the appraised value, with the appraisal being conducted by a qualified, unaffiliated appraiser; (3) a qualified and independent real estate adviser (other than the appraiser) reviews the proposed acquisition and provides a letter of opinion that the transaction is fair to the Partnership; and (4) the affiliate has owned the property at least two years, the cost paid by the affiliate is established, and any increase in the proposed purchase price over the cost to the affiliate is, in the opinion of the independent real estate adviser, explicable by material factors (including the passage of time) that have increased the value of the property.


         THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS

Prudential has determined that it is in the best interest of Contract owners participating in the Real Property Account to provide the Real Property Account with the flexibility to engage in transactions that may be prohibited if the Real Property Account accepts funds under Contracts subject to ERISA or the prohibited transaction excise tax provisions of the Internal Revenue Code.
Accordingly, owners of Prudential Contracts that are purchased in connection with: (1) IRAs; (2) tax deferred annuities subject to Section 403(b) of the Code; (3) other employee benefit plans which are subject to ERISA; or (4) prohibited transaction excise tax provisions of the Code, may not select the Real Property Account as one of the investment options under their Contract. By not offering the Real Property Account as an investment option under such contracts, Prudential is able to comply with state insurance law requirements that policy loans be made available to Contract owners.

              VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS

A Contract owner's interest in the Real Property Account will initially be the amount they allocated to the Real Property Account. Thereafter, that value will change daily. The value of a Contract owner's interest in the Real Property Account at the close of any day is equal to its amount at the close of the preceding day, multiplied by the "net investment factor" for that day arising from the Real Property Account's participation in the Partnership, plus any additional amounts allocated to the Real Property Account by the Contract owner, and reduced by any withdrawals by the Contract owner from the Real Property
Account and by the applicable Contract charges recorded in that Contract's subaccount. Some of the charges will be made: (1) daily; (2) on the Contract's monthly anniversary date; (3) at the


                               15 - Real Property
end  of  each  Contract  year;  and  (4)  upon   withdrawal  or   annuitization.
Periodically Prudential will withdraw from the Real Property Account an amount equal to the aggregate charges recorded in the subaccounts.


The "net investment factor" is calculated on each business day by dividing the value of the net assets of the Partnership at the end of that day (ignoring, for this purpose, changes resulting from new contributions to or withdrawals from the Partnership) by the value of the net assets of the Partnership at the end of the preceding business day. The value of the net assets of the Partnership at the end of any business day is equal to the sum of all cash held by the Partnership plus the aggregate value of the Partnership's liquid securities and instruments, the individual real properties and the other real estate-related investments owned by the Partnership, determined in the manner described below, and an estimate of the accrued net operating income earned by the Partnership from properties and other real estate-related investments, reduced by the liabilities of the Partnership, including the daily investment management fee and certain other expenses attributable to the operation of the Partnership. See CHARGES, page 17.


The Partnership may invest in various liquid securities and instruments. These investments will generally be carried at their market value as determine by a valuation method which the Partners deem appropriate for the particular type of liquid security or instrument.


The value of the individual real properties and other real estate-related investments, including mortgages, acquired by the Partnership will be determined as follows. Each property or other real estate-related investment acquired by the Partnership will initially be valued at its purchase price. In acquiring a property or other real estate-related investment, PIM will not obtain an independent appraisal but will instead rely on its own analysis of the investment's fair market value. Thereafter, all properties and most real estate-related investments will ordinarily be appraised by an independent appraiser at least annually. At least every three months, PIM will review each property or other real estate-related investments and adjust its valuation if it concludes there has been a change in the value of the property or other real estate-related investment since the last valuation. The revised value will remain in effect and will be used in each day's calculation of the value of the Partnership's assets until the next review or appraisal. It should be noted that appraisals are only estimates and do not necessarily reflect the realizable value of an investment.

The estimated amount of the net operating income of the Partnership from properties and other real estate-related investments will be based on estimates of revenues and expenses for each property and other real estate-related investments. Annually, PIM will prepare a month-by-month estimate of the revenues and expenses ("estimated net operating income") for each property and other real estate-related investments owned by the Partnership. Each day PIM will add to the value of the assets, as determined above, a proportionate part of the estimated net operating income for the month. In effect, PIM will establish a daily accrued receivable of the estimated net operating income from each property and other real estate-related investments owned by the Partnership (the "daily accrued receivable"). On a monthly basis, the Partnership will receive a report of actual operating results for each property and other real estate-related investments ("actual net operating income"). Such actual net operating income will be recognized on the books of the Partnership and the amount of the then-outstanding daily accrued receivable will be correspondingly adjusted. In addition, as cash from a property or other real estate-related investment is actually received by the Partnership, receivables and other accounts will be appropriately adjusted. Periodically, but at least every three months, PIM will review its prospective estimates of net operating income in light of actual experience and make an adjustment to such estimates if circumstances indicate that such an adjustment is warranted. PIM follows this practice of accruing estimated net operating income from properties and other real estate-related investments because net operating income from such investments is generally received on an intermittent rather than daily basis, and the Partners believe it is more equitable to participating Contract owners if such net operating income is estimated and a proportionate amount is recognized daily. Because the daily accrual of estimated net operating income is based on estimates that may not turn out to reflect actual revenue and expenses, Contract owners will bear the risk that this practice will result in the undervaluing or overvaluing of the Partnership's assets.

PIM may adjust the value of any asset held by the Partnership based on events that have increased or decreased the realizable value of a property or other real estate-related investment. For example, adjustments may be made for events indicating an impairment of a borrower's or a lessee's ability to pay any amounts due or events which affect the property values of the surrounding area. There can be no assurance that the factors for which an adjustment may be made will immediately come to the attention of PIM. Additionally, because the evaluation of such factors may be subjective, there can be no assurance that such adjustments will be timely made in all cases where the value of the Partnership's investments may be affected. All adjustments made to the valuation of the Partnership's investments,



                               16 - Real Property
including adjustments to estimated net operating income, the daily accrued receivable, and adjustments to the valuation of properties and other real estate-related investments, will be on a prospective basis only.

The above method of valuation of the Partnership's assets may be changed, without the consent of Contract owners, should the Partners determine that another method would more accurately reflect the value of the Partnership's investments. Changes in the method of valuation could result in a change in the Contract Fund values which may have either an adverse or beneficial effect on Contract owners. Information concerning any material change in the valuation method will be given to all Contract owners in the annual report of the operations of the Real Property Account.

Although the above-described valuation methods have been adopted because the Partners believe they will provide a reasonable way to determine the fair market value of the Partnership's investments, there may well be variations between the amount realizable upon disposition and the Partnership's valuation of such assets. Contract owners may be either favorably or adversely affected if the valuation method results in either overvaluing or undervaluing the Partnership's investments. If a Contract owner invests in the Real Property Account at a time in which the Partnership's investments are overvalued, the Contract owner will be credited with less of an interest than if the value had been correctly stated. A Contract owner withdrawing from the Real Property Account during such time will receive more than he or she would if the value had been correctly stated, to the detriment of other Contract owners. The converse situation will exist if the Partnership's assets are undervalued.

                          BORROWING BY THE PARTNERSHIP


The Partnership may borrow for Partnership purposes, including to meet its liquidity requirements and the leveraging of currently-owned property to buy new property, subject to a maximum debt to value ratio of 33"% (pursuant to California state requirements) based on the aggregate value of all Partnership assets. The Partnership will bear the cost of all such borrowings. The Real Property Account, and Contract owners participating in it, will bear a portion of any borrowing costs equal to their percentage interest in the Partnership. Moreover, although the Partnership will generally make unleveraged investments, it reserves the right to borrow up to 80% of the value of a property (with the value of a property determined as explained under VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15). Increasing the Partnership's assets through leveraged investments would increase the compensation paid to PIM since its investment management fee is a percentage of the Partnership's gross assets. Any borrowing by the Partnership would increase the Partnership's risk of loss. It could also inhibit the Partnership from achieving its investment objectives because the Partnership's payments on any loans would have to be made regardless of the profitability of its investments.


                                     CHARGES


Pursuant to the investment management agreement, the Partnership pays a daily investment management fee which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership. Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys' fees, architects' fees, engineers' fees, and accounting fees. After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership's assets. Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under CONFLICTS OF INTEREST, page 13. In addition to the various expenses charged against the Partnership's assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.


As explained earlier, charges to the Contracts will be recorded in the corresponding subaccounts of the Real Property Account. From time to time, Prudential will withdraw from the Real Property Account an amount equal to the aggregate amount of these charges. Aside from the charges to the Contracts, Prudential does not charge the Real


                               17 - Real Property

Property Account for the expenses involved in the Real Property Account's operation. The Real Property Account will, however, bear its proportionate share of the charges made to the Partnership as described above.

The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income, gains, and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The earnings of the Real Property Account are, in turn, taxed as part of the operations of Prudential. Prudential is currently not charging the Real Property Account for company federal income taxes. Prudential may make such a charge in the future.

Under current laws Prudential may incur state and local taxes (in addition to premium taxes) in several states. At present, Prudential does not charge these taxes against the Contracts or the Real Property Account, but Prudential may decide to charge the Real Property Account for such taxes in the future.

                           RESTRICTIONS ON WITHDRAWALS

Before allocating any portion of your net premium or purchase payments, or transferring any portion of your Contract Fund, to the Real Property Account, you should be aware that withdrawals from the Real Property Account may have greater restrictions than the other variable investment options available under the Contracts. Prudential reserves the right to restrict transfers into or out of the Real Property Account. Apart from the limitations on transfers out of the Real Property Account described below, Prudential will only restrict transfers out of the Real Property Account if there is insufficient cash available to meet Contract owners' requests and prompt disposition of the Partnership's investments to meet such requests could not be made on commercially reasonable terms.

Prudential will pay any death benefit, cash surrender value, withdrawal or loan proceeds within seven days after receipt at a Prudential Home Office of all the documents required for such a payment. Other than the death benefit, which is determined as of the date of death for life insurance products, the amount will be determined as of the date of receipt of the request.


The funds necessary to pay any death benefit, cash surrender value, withdrawal or loan proceeds funded by the Real Property Account will normally be obtained, first, from any cash flows into the Real Property Account on the day the funds are required. If, on the day the funds are required, cash flows into the Real Property Account are less than the amount of funds required, Prudential will seek to obtain such funds by withdrawing a portion of its interest in the
Partnership. The Partnership will normally obtain funds to meet such a withdrawal request from its net operating income and from the liquid securities and instruments it holds. If the Partners determine that these sources are insufficient to meet anticipated withdrawals from the Partnership, the Partnership may use a line of credit or otherwise borrow up to 33"% (pursuant to California state requirements) of the value of the Partnership's assets. See BORROWING BY THE PARTNERSHIP, page 17. If the Partners determine that such a borrowing by the Partnership would not serve the best interests of Contract owners, Prudential may, in the event of a Contract loan or withdrawal, rather than take the amount of any loan or withdrawal request proportionately from all investment options under the Contract (including the Real Property Account), take any such loan or withdrawal first from the other investment options under the Contract.

Transfers from the Real Property Account to the other investment options available under the Contract are currently permitted only during the 30-day period beginning on the Contract anniversary. The maximum amount that may be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000. Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary. Transfer requests received within the 30-day period beginning on the Contract anniversary will be effected as of the end of the valuation period in which a proper written request or authorized telephone request is received. The "valuation period" means the period of time from one determination of the value of the amount invested in the Real Property Account to the next. Such determinations are made when the value of the assets and liabilities of the Partnership is calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open. Transfers into or out of the Real Property Account are also subject to the general limits under the Contracts.



                               18 - Real Property

    RESTRICTIONS ON CONTRACT OWNERS' INVESTMENT IN THE REAL PROPERTY ACCOUNT

As explained earlier, identification and acquisition of real estate investments meeting the Partnership's investment objectives is a time-consuming process. Because the Real Property Account and the Partnership are managed so they will not become investment companies subject to the Investment Company Act of 1940, the portion of the Partnership's assets that may be invested in securities, as opposed to non-securities real estate investments, is strictly limited. For these reasons, Prudential reserves the right to restrict or limit Contract owners' allocation of funds to the Real Property Account. Any such restrictions are likely to take the form of restricting the timing, amount and/or frequency of transfers into the Real Property Account and/or precluding Contract owners who have not previously selected the Real Property Account from allocating a portion of their net premiums or purchase payments to the Real Property Account.

                        FEDERAL INCOME TAX CONSIDERATIONS

The federal income tax treatment of Contract benefits is described briefly in the attached prospectus for the particular Contract you selected. Prudential believes that the same principles will apply with respect to Contracts funded in whole or part by the Real Property Account. The Partnership's conformity with the diversification standards for the investments of variable life insurance and variable annuity separate accounts is essential to ensure that treatment. See General Investment and Operating Policies, page 9. Prudential urges you to consult a qualified tax adviser.

Under the Internal Revenue Code, the Partnership is not a taxable entity and any income, gains or losses of the Partnership are passed through to the Partners, including Prudential, with respect to the Real Property Account. The Real Property Account is not a separate taxpayer for purposes of the Internal Revenue Code. The earnings of the Real Property Account are taxed as part of the operations of Prudential. No charge is currently being made to the Real Property Account for company federal income taxes. We may make such a charge in the future, see CHARGES, page 17.

                          DISTRIBUTION OF THE CONTRACTS


As explained in the attached prospectus for the Contracts, Pruco Securities Corporation, a wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contracts. Consult that prospectus for information about commission scales and other facts relating to sale of the Contracts.


                                STATE REGULATION

Prudential is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Prudential is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Prudential is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

                             ADDITIONAL INFORMATION

Prudential has filed a registration statement with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. All reports and information filed by Prudential can be inspected and copied at the Public


                               19 - Real Property

Reference Section of the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and at certain of its regional offices: Midwestern Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604; Northeastern Regional Office SEC, 233 Broadway, New York, NY 10279 or by telephoning (800) SEC-0330.


The SEC maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Further information may also be obtained from Prudential. The address and telephone number are on the cover of this prospectus.

                                     EXPERTS


The financial statements of the Partnership as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, the financial statement schedules of the Partnership as of December 31, 2001 and the financial statements of the Real Property Account as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.


                                   LITIGATION

No litigation is pending, and no litigation is known to be contemplated by governmental authorities, that would have an adverse material effect upon the Real Property Account or the Partnership. Information about several actions brought against Prudential is included in the attached prospectus for the variable contract.

                           REPORTS TO CONTRACT OWNERS

If you allocate a portion of your Contract Fund to the Real Property Account, Prudential will mail you an annual report containing audited financial statements for the Partnership and an annual statement showing the status of your Contract Fund and any other information that may be required by applicable regulation or law.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


All of the assets of the Real Property Account (the "Account") are invested in the Prudential Variable Contract Real Property Partnership (the "Partnership"). Correspondingly, the liquidity, capital resources and results of operations for the Real Property Account are contingent upon the Partnership. Therefore, all of management's discussion of these items is at the Partnership level. The partners in the Partnership are The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, the "Partners").

The following analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the Financial Statements and the related Notes to the Financial Statements included elsewhere herein.


Liquidity and Capital Resources


As of December 31, 2001, the Partnership's liquid assets consisting of cash, cash equivalents, and marketable securities were $26.6 million, an increase of $11.2 million from December 31, 2000. This increase was due primarily to the liquidation of the VAL REIT Fund during the fourth quarter, offset by distributions to partners and the acquisition of real estate investments as described below. Sources of liquidity include net cash flow from property operations, interest from short-term investments, and dividends from REIT shares.

The Partnership's investment policy allows up to 30% investment in cash and short-term obligations, although the Partnership generally holds approximately 10% of its assets in cash and short-term obligations. At December 31, 2001, 11.3% of the Partnership's assets consisted of cash and cash equivalents.



                               20 - Real Property

In 1986, Prudential committed to fund up to $100 million to enable the Partnership to acquire real estate investments. Contributions to the Partnership under this commitment have been utilized for property acquisitions, and returned to Prudential on an ongoing basis from contract owners' net contributions and other available cash. The amount of the commitment is reduced by $10 million for every $100 million in current value net assets of the Partnership. Thus with $198 million in net assets, the commitment has been automatically reduced to $90 million. As of December 31, 2001, Prudential's equity interest in the
Partnership, on a cost basis, under this commitment (held through the Real Property Accounts) was $44 million. Prudential did not make any contributions during the 2001 fiscal year, and will terminate this commitment at the end of the 2002 fiscal year.

The Partnership made $22 million in distributions to the Partners during 2000, and on October 22, 2001, the Partnership made an $18 million distribution to the partners. Distributions made to the Partners during 2001 were based upon the percentage of assets invested in short-term obligations, taking into consideration anticipated cash needs of the Partnership including potential property acquisitions, property dispositions and capital expenditures. Management anticipates that its current liquid assets and ongoing cash flow from operations will satisfy the Partnership's needs over the next twelve months and the foreseeable future.

The Partnership has completed two real estate acquisitions during the year. A controlling interest in a portfolio of four apartment complexes based in Gresham and Salem, OR, was acquired in February 2001. This portfolio consists of 492 units containing a total of 419,487 rentable square feet. The acquisition was financed by contributions of $8.6 million from the Partnership, $0.5 million from the joint venture partner, and the assumption of a $9.0 million mortgage loan by the joint venture partnership. Also, in May, the Partnership acquired a controlling interest in a 154,540 square foot retail center based in Hampton, VA. The acquisition was financed by contributions of $4.0 million from the Partnership, $0.4 million from the joint venture partner, and the assumption of a $10.3 million mortgage loan. During the twelve months of 2001, the Partnership also spent approximately $4.4 million in capital expenditures. Approximately $0.6 million was associated with renovation costs pertaining to the apartment complex located in Jacksonville, FL. The balance was associated with leasing activity at the office properties located in Oakbrook Terrace, IL; Beaverton, OR; Brentwood, TN; Lisle, IL; and the industrial property located in Salt Lake City, UT. In addition, improvements were done to the retail center located in Roswell, GA.

Results of Operations

The following is a brief year-to-date comparison of the Partnership's results of operations for the years ended December 31, 2001, 2000, and 1999.

2001 vs. 2000

The following table presents a year-to-date comparison of the Partnership's sources of net investment income and realized and unrealized gains or losses by investment type.



                               21 - Real Property


                                                  Twelve Months Ended December 31,
                                                     2001              2000
                                                 ------------      ------------
Net Investment Income:

Office properties                                $  4,766,035      $  5,356,934
Apartment complexes                                 3,735,912         3,446,245
Retail property                                     2,950,333         2,772,438
Industrial properties                                 545,003         1,257,146
Equity in income of real estate                       686,801           791,596
partnership
Dividend income from real
  estate investment trust                           2,157,647         1,744,611
Other (including interest income,
  Investment management fee, etc.)                 (2,491,425)       (1,730,853)
                                                 ------------      ------------
Total Net Investment Income                      $ 12,350,306      $ 13,638,117
                                                 ============      ============

Net Unrealized (Loss) Gain on
Real Estate Investments:

Office properties                                ($   777,380)     ($ 2,434,245)
Apartment complexes                                   415,417         2,717,915
Retail property                                       (94,504)         (264,300)
Industrial properties                              (2,105,641)         (935,721)
Interest in real estate properties                    226,024           140,614
Real estate investment trust                               --         2,618,815
                                                 ------------      ------------
                                                   (2,336,084)        1,843,078
                                                 ------------      ------------

Net Realized (Loss) Gain on
Real Estate Investments:

Office properties                                          --      $    186,920
Apartment complexes                                        --                --
Industrial properties                                      --                --
Interest in real estate properties                         --                --
Real estate investment trust                         (211,665)        2,457,024
                                                 ------------      ------------
                                                     (211,665)        2,643,944
                                                 ------------      ------------

Net Realized and Unrealized (Loss)
                                                 ------------      ------------

Gain on Real Estate Investments                  ($ 2,547,749)     $  4,487,022
                                                 ============      ============



The Partnership's net investment income for the twelve months ended December 31, 2001 was $12.4 million, a decrease of $1.3 million from the corresponding period in the prior year. This decrease was primarily due to the sale of an office property located in Morristown, NJ in the fourth quarter of 2000.

Equity in income of real estate partnership was $0.7 million for the twelve months of 2001, a decrease of $0.1 million, or 13.2%, from $0.8 million in the corresponding period in 2000. The decrease is primarily due to a temporary decrease in rental rates at the retail portfolio located in Kansas City, KS and MO when compared to the prior year.



                               22 - Real Property

Dividend income from real estate investment trusts amounted to approximately $2.2 million for the twelve months ended December 31, 2001, an increase of approximately $0.5 million, or 23.7%, from approximately $1.7 million in the corresponding period in 2000. This increase was primarily due to an increase in the amount invested in REIT stocks subsequent to the 3rd quarter 2000.

Interest on short-term investments decreased approximately $1.0 million or 76.9% for the twelve months ended December 31, 2001 due primarily to a significantly lower average cash balance compared to the corresponding period in 2000. Cash, cash equivalents, and marketable securities maintained during the twelve months ended December 31, 2001 averaged approximately $13.0 million when compared to the twelve months ended December 31, 2000 when the average was approximately $19.1 million.

Operating expenses increased $0.9 million, or 21.4%, in the twelve months of 2001 compared to the corresponding period in 2000. These increases were primarily due to the Partnership's acquisition of a controlling interest in the two investments discussed previously.

Interest expense increased $1.0 million, or 142.4%, in the twelve months of 2001 compared to the corresponding period in 2000. These increases were primarily due to the Partnership's assumption of a $9.0 million and a $10.3 million mortgage loan in conjunction with the acquisition of a controlling interest in the two investments discussed previously.

Minority interest in consolidated partnerships increased $0.1 million, or 1,256.4%, for the twelve months ended December 31, 2001. These increases were due to the Partnership's acquisition of a controlling interest in the two investments discussed previously.

Office Properties

Net investment income from property operations for the office sector decreased approximately $0.6 million, or 11.0%, for the twelve months ended December 31, 2001 when compared to the corresponding period in 2000. This was primarily due to the sale of the Morristown, NJ office center in October 2000.

The five office properties owned by the Partnership experienced a net unrealized loss of approximately $0.8 million during the twelve months of 2001. One of the Brentwood, TN properties experienced a net unrealized loss of approximately $0.7 million primarily due to the near-term expiration and expected move-out of the single tenant at the property in July 2002. The Beaverton, OR and the Lisle, IL office properties experienced a net unrealized loss of approximately $0.4 million and $0.2 million, respectively, primarily due to softening market conditions. Offsetting these unrealized losses was an unrealized gain of approximately $0.6 million at the office property located in Oakbrook Terrace, IL. This unrealized gain was attributable to the signing of two new leases, which brought the leased area from 55% to 79%.

The office properties owned by the Partnership experienced a net unrealized loss of approximately $2.4 million during 2000. During 2000, the Oakbrook Terrace, IL property decreased $1.6 million in value due to a lease termination associated with 45% of the space and weaker market conditions. One of the Brentwood, TN office properties also experienced a net unrealized loss of approximately $0.8 million primarily due to capital expenditures on the property that were not reflected as an increase in market value.

Occupancy at one of the Brentwood, TN office properties decreased from 95% at December 31, 2000 to 74% at December 31, 2001, while occupancy at the other Brentwood, TN location remained unchanged at 100%. Occupancy at the Lisle, IL office property increased from 88% at December 31, 2000 to 100% at December 31, 2001. Occupancy at the Beaverton, OR property remained unchanged at 100%. Occupancy at the Oakbrook Terrace, IL property decreased from 100% at December 31, 2000 to 79% at December 31, 2001. As of December 31, 2001 all vacant spaces were being marketed.

Apartment Complexes

Net investment income from property operations for the apartment sector was $3.7 million for the twelve months ended December 31, 2001, an increase of $0.3 million, or 8.4%, when compared to the corresponding period in 2000. This



                               23 - Real Property
increase was primarily due to the acquisition of the controlling interest in the apartment complex portfolio located in Gresham and Salem, OR.

The apartment complexes owned by the Partnership experienced a net unrealized gain of $0.4 million for the twelve months ended December 31, 2001 compared to a net unrealized gain of $2.7 million for the twelve months ended December 31, 2000. The majority of the unrealized gain experienced in 2001 was primarily due to the Atlanta, GA apartment complex that experienced an increase in value of $0.9 million due to sub-metering of the apartments for water usage and lower real estate taxes than previously estimated. The apartment complex portfolio located in Gresham and Salem, OR also experienced an increase in value of $0.4 million due to the completion of capital improvements and the reduction of administrative expense estimates. Offsetting these unrealized gains was the apartment complex located in Raleigh, NC, which experienced a net unrealized loss of $0.5 million due to a decrease in occupancy. The apartment complex in Jacksonville, FL also experienced a decrease in value of $0.4 million due to higher replacement reserve expenses, higher operating expense projections, and slightly lower market rent estimates.

The apartment complexes owned by the Partnership experienced a net unrealized gain of $2.7 million in 2000. The largest share of the unrealized gain for 2000 or $1.7 million was experienced by the apartment complex located in Atlanta, GA primarily due to increases in rental rates, stabilized occupancy, and lower operating expense estimates. The apartment complex located in Raleigh, NC also experienced a net unrealized gain of $0.2 million due to increases in rental rates.

The occupancy at the Raleigh, NC complex decreased from 92% at December 31, 2000 to 82% at December 31, 2001. Occupancy at the Atlanta, GA complex decreased from 98% at December 31, 2000 to 83% at December 31, 2001. Occupancy at the apartment complex in Jacksonville, FL decreased from 91% at December 31, 2000 to 88% at December 31, 2001. Occupancy at the Gresham and Salem, OR apartment complexes averaged approximately 93% at December 31, 2001. As of December 31, 2001, all available vacant spaces were being marketed.

Retail Properties

Net investment income for the Partnership's retail properties located in Roswell, GA and Hampton, VA was approximately $3.0 million for the twelve months ended December 31, 2001 and approximately $2.8 million for the twelve months ended December 31, 2000. The increase is primarily due to the acquisition of the controlling interest in the 154,540 square foot retail center based in Hampton, VA.

The retail properties experienced a net unrealized loss of $0.1 million and a net unrealized loss of $0.3 million for the twelve months ended December 31, 2001 and 2000, respectively. The retail center located in Roswell, GA experienced a loss of $0.6 million for 2001 due to increased capital expenditures and a slight drop in occupancy. Offsetting this unrealized loss was an unrealized gain of $0.5 million resulting from the market value appraisal received on the newly acquired retail center located in Hampton, VA.

The unrealized loss experienced in 2000 was due to the Roswell, GA property due to lower income projections, coupled with capital expenditures that did not increase the market value of the property.

Occupancy at the shopping center located in Roswell, GA decreased from 97% at December 31, 2000 to 92% at December 31, 2001. The newly acquired retail center in Hampton, VA had an occupancy of 99% at December 31, 2001. As of December 31, 2001, all vacant spaces were being marketed.

Industrial Properties

Net investment income from property operations for the industrial properties decreased from $1.3 million for the twelve months ended December 31, 2000 to $0.5 million for the corresponding period ended December 31, 2001. The majority of these decreases were due to decreased occupancy at the properties located in Bolingbrook, IL and Salt Lake City, UT. Even though the Salt Lake City, UT location increased occupancy for the year, the new tenants did not move in until the end of the third quarter and there was significant vacancy at the Bolingbrook, IL facility for a portion of 2001.

The three industrial properties owned by the Partnership experienced a net unrealized loss of approximately $2.1 million for the twelve months ended December 31, 2001 compared to a net unrealized loss of approximately $0.9



                               24 - Real Property
million in 2000. The majority of the unrealized loss in 2001 was attributable to the Salt Lake City, UT industrial property. This loss of approximately $1.3 million was due to a decrease in market rents. The Bolingbrook, IL facility experienced a loss of $0.9 million due to a decrease in rental rates and softening market conditions.

The three industrial properties owned by the Partnership experienced a net unrealized loss of approximately $0.9 million in 2000. The majority of the decrease for 2000 was attributable to the Aurora, CO industrial property, which had a loss of approximately $0.7 million due to more conservative assumptions regarding rental rates, lease-up time and terminal capitalization rates used by the appraiser. In addition, capital expenditures were incurred at the property that were not reflected as an increase in market value. The industrial property located in Bolingbrook, IL experienced an unrealized loss of $0.4 million in 2000. This loss was due to the expiration of the single tenant lease with no replacement tenant being signed as of yet. The space was leased during the fourth quarter of 2000 on a temporary basis, and partially leased at the end of 2001 to a different temporary tenant.

The occupancy at the Bolingbrook, IL property decreased from 100% at December 31, 2000 to 98% at December 31, 2001. The occupancy at the Salt Lake City, Utah property increased from 34% at December 31, 2000 to 77% at December 30, 2001. The Aurora, CO property's occupancy rate remained unchanged at 75% at December 31, 2000 and 2001. As of December 31, 2001, all vacant spaces were being marketed.

Equity in Income of Real Estate Partnership

During the twelve months ended December 31, 2001, income from the investment located in Kansas City, KS and MO amounted to $0.7 million, a decrease of 13.2% from $0.8 million at December 31, 2000. The decrease is primarily due to a temporary decrease in rental rates.

The equity investment experienced a net unrealized gain of $0.2 million and $0.1 million for the twelve months ended December 31, 2001 and 2000, respectively. The unrealized gain of $0.2 million for the twelve months ended December 31, 2001 was primarily due to the addition of a tenant that will provide a substantial amount of income to the center in rent and the addition of new space to house this tenant.

The retail portfolio located in Kansas City, KS and MO had an average occupancy of 90% at December 31, 2001, which remained unchanged from December 31, 2000. As of December 31, 2001, all vacant spaces were being marketed.

Real Estate Investment Trusts

During the twelve months ended December 31, 2001, the Partnership's remaining investment in REITS recognized a realized loss of $0.2 million due to the sale of the Partnership's remaining investment in REITs. The Partnership recognized a net realized gain of $2.5 million in 2000 primarily due to the sale of the Partnership's remaining investment in Prologis REIT shares and sales of other REIT investments.

The Partnership recognized an unrealized gain of $2.6 million on investments in REITs for the twelve months ended December 31, 2000, which reflects changes in the market value of REIT shares held by the Partnership.

Other

Other net investment income decreased approximately $0.8 million during the twelve months ended December 31, 2001 when compared to the corresponding period in 2000. Other net investment income includes interest income from short-term investments, investment management fees, and expenses not related to property activities. The decreases discussed above were primarily due to interest income on short-term investments, which decreased primarily as a result of the Partnership maintaining a significantly lower cash balance when compared to the corresponding periods last year coupled with a decrease in interest rates.


2000 vs. 1999

The following table presents a comparison of the Partnership's sources of net investment income, and realized and unrealized gains or losses by investment type, for the twelve months ended December 31, 2000 and December 31, 1999.


                               25 - Real Property

                                                      Year Ended December 31,

                                                       2000             1999
                                                   ------------    ------------
Net Investment Income:

Office properties                                  $  5,356,934    $  7,133,356
Apartment complexes                                   3,446,245       2,556,743
Retail property                                       2,772,438       2,676,387
Industrial properties                                 1,257,146         894,258
Equity in income of real estate partnership             791,596          98,375
Dividend income from real
  estate investment trust                             1,744,611       1,221,843
Other (including interest income,
  Investment management fee, etc.)                   (1,730,853)     (1,301,373)
                                                   ------------    ------------
Total Net Investment Income                        $ 13,638,117    $ 13,279,589
                                                   ============    ============


Unrealized Gain (Loss) on Investments:

Office properties                                  ($ 2,434,245)   ($ 3,267,264)
Apartment complexes                                   2,717,915         607,234
Retail property                                        (264,300)     (1,770,462)
Industrial properties                                  (935,721)        209,503
Interest in properties                                  140,614        (680,870)
Real estate investment trust                          2,618,815      (2,282,044)
                                                   ------------    ------------
                                                      1,843,078      (7,183,903)

Realized Gain (Loss) on Investments:

Office properties                                  $    186,920              --
Apartment complexes                                          --              --
Industrial properties                                        --          (1,485)
Interest in properties                                       --          45,126
Real estate investment trust                          2,457,024         (76,784)
                                                   ------------    ------------

                                                      2,643,944         (33,143)
                                                   ============    ============

Total Realized and Unrealized Gain (Loss)
on Investments                                     $  4,487,022    ($ 7,217,046)
                                                   ============    ============



The Partnership's net investment income for 2000 was $13.6 million, an increase of $0.3 million from net investment income of $13.3 million in 1999.

Equity in income of real estate partnership increased $0.7 million, or 704.7%, in 2000 due to the acquisition of an equity investment interest in the retail portfolio located in the Kansas City, MO area. This interest was not acquired until September 30, 1999. Therefore, equity in income of real estate partnerships for the period ended December 31, 1999 represents only three months of activity, while activity for the period ended December 31, 2000 represents a full year of activity.


                               26 - Real Property

Dividend income from real estate investment trusts was $1.7 million for the year ended December 31, 2000, an increase of $0.5 million or 42.8% from the corresponding period in 1999. This increase was primarily due to higher amounts invested in real estate investment trusts. Amounts invested in REIT shares averaged approximately $28.6 million during 2000 compared to approximately $22.4 million during 1999.

Interest on short-term investments decreased approximately $0.4 million or 25.0% for the twelve months ended December 31, 2000 due primarily to a significantly lower average cash balance. Cash and cash equivalents during 2000 averaged approximately $16.6 million compared to approximately $32.0 million during 1999.

Operating expenses increased $0.6 million or 15.7% to $4.4 million during the period ended December 31, 2000 when compared to the corresponding period in 1999. This increase was primarily a result of the Partnership's acquisition of a controlling interest in the apartment complex located in Jacksonville, FL.

Interest expense increased $0.6 million, or 404.1%, in 2000 when compared to the corresponding periods in 1999. This increase was due to the Partnership's acquisition on September 30, 1999 of a controlling interest in the apartment complex located in Jacksonville, FL, which was acquired subject to $10.2 million in debt.

Office Properties

Net investment income from property operations for the office sector decreased approximately $1.8 million, or 24.9%, in 2000 when compared to 1999. This decrease was primarily due to lower revenue levels experienced by the Oakbrook Terrace, IL office complex during 2000 as a result of the lease termination fee received during 1999 coupled with a corresponding decrease in occupancy. A 36% decrease in occupancy at one of the Brentwood, TN office properties also contributed to the decrease.

The office properties owned by the Partnership experienced a net unrealized loss of approximately $2.4 million during 2000 compared to a net unrealized loss of $3.3 million in 1999.

During 2000, the Oakbrook Terrace, IL property decreased $1.6 million in value due to a lease termination associated with 45% of the space and weaker market conditions. One of the Brentwood, TN office properties also experienced a net unrealized loss of approximately $0.8 million primarily due to capital expenditures on the property that were not reflected as an increase in market value.

Approximately half of the $3.3 million net unrealized loss in 1999 was attributable to the office building located in Oakbrook Terrace, IL, which experienced costs associated with re-leasing and expected vacancy resulting from the lease termination exercised by a tenant. The Beaverton, OR office property also experienced a net unrealized loss of approximately $0.8 million. This decline in value was partially attributable to an anticipated reduction in investor demand for suburban office properties. The Lisle, IL office property also experienced a net unrealized loss of approximately $0.7 million primarily due to capital expenditures on the property that were not reflected as an increase in market value.

The Morristown, NJ office property was sold on October 26, 2000 and resulted in a realized gain of approximately $0.2 million.

Occupancy at the Lisle, IL office property increased from 88% at December 31, 1999 to 94% at December 31, 2000. Occupancy at one of the Brentwood, TN office complexes decreased from 95% to 59% from December 31, 1999 to December 31, 2000, while occupancy at the other Brentwood, TN office property remained unchanged at 100%. Occupancy at the Oakbrook Terrace, IL office complex decreased from 100% at December 31, 1999 to 52% at December 31, 2000, while occupancy at the Beaverton, OR office complex decreased from 100% at December 31, 1999 to 95% at December 31, 2000. As of December 31, 2000 all vacant spaces were being marketed.

Apartment Complexes

Net investment income from property operations for the apartment sector was $3.4 million in 2000, an increase of $0.9 million or 34.8% compared with 1999. This increase was primarily due to the acquisition of the controlling interest in the apartment complex located in Jacksonville, FL.


                               27 - Real Property

The apartment complexes owned by the Partnership experienced a net unrealized gain of $2.7 million and $0.6 million in 2000 and 1999, respectively. The largest share of the unrealized gain for 2000 or $1.7 million was experienced by the apartment complex located in Atlanta, GA primarily due to increases in rental rates, stabilized occupancy, and lower operating expense estimates. The apartment complex located in Raleigh, NC also experienced a net unrealized gain of $0.2 million due to increases in rental rates.

The net unrealized gain of $0.6 million during 1999 was primarily experienced by the Atlanta, GA apartment complex which increased in value due to improved market conditions which resulted in higher rent levels.

The occupancy at the Atlanta, GA complex remained unchanged at 98% as of December 31, 1999 and December 31, 2000. Occupancy at the apartment complex in Raleigh, NC also remained unchanged at 92% as of December 31, 1999 and December 31, 2000. Occupancy at the Jacksonville, FL apartment complex increased from 89% as of December 31, 1999 to 91% as of December 31, 2000. This increase is largely a result of renovations completed at the project. As of December 31, 2000, all available vacant units were being marketed.

Retail Property

Net investment income for the twelve months ended December 31, 2000 and 1999 for the Partnership's retail property located in Roswell, GA was approximately $2.7 million for both periods.

The retail property experienced a net unrealized loss of $0.3 million and $1.8 million in 2000 and 1999, respectively. The unrealized loss experienced by the property in 2000 was due to lower projected income growth, coupled with capital expenditures which did not increase the market value of the property. The decrease in value in 1999 was attributable to a declining position of the property in the market.

Occupancy at the shopping center located in Roswell, GA decreased from 97% as of December 31, 1999 to 96% as of December 31, 2000. As of December 31, 2000, all vacant space was being marketed.

Industrial Properties

Net investment income from property operations for the industrial properties increased from $0.9 million in 1999 to $1.3 million in 2000. The majority of the increase was a result of increased occupancy throughout 2000 at the property located in Aurora, CO.

The three industrial properties owned by the Partnership experienced a net unrealized loss of approximately $0.9 million and a net unrealized gain of $0.2 million in 2000 and 1999, respectively. The majority of the decrease for 2000 was attributable to the Aurora, CO industrial property, which had a loss of approximately $0.7 million due to more conservative assumptions regarding rental rates, lease-up time and terminal capitalization rates used by the appraiser. In addition, capital expenditures were incurred at the property which were not reflected as an increase in market value. The industrial property located in Bolingbrook, IL experienced an unrealized loss of $0.4 million in 2000. This loss was due to the expiration of the single tenant lease with no replacement tenant being signed as of yet. A portion of the space was temporarily leased during the fourth quarter of 2000.


The occupancy at the Bolingbrook, IL property decreased from 100% at December 31, 1999 to 45% at December 31, 2000. As of December 31, 2000, the Salt Lake City, Utah property was 50% leased with two tenants. However, one tenant for approximately 33% of the space was bankrupt and had moved out of the space by year-end. The Salt Lake City, Utah property had an occupancy rate of 34% at December 31, 1999. The Aurora, CO property's occupancy rate remained unchanged at 75% from December 31, 1999 to December 31, 2000. As of December 31, 2000, all vacant spaces were being marketed.


Equity in Income of Real Estate Partnership

On September 30, 1999, the Partnership invested in an equity joint venture of retail centers located in the Kansas City, MO area. During the twelve months ended December 31, 2000, income from this investment amounted to $0.8 million compared to $0.1 million for the corresponding period in 1999. The increase in income was attributable to the Partnership holding the investment for a full year during 2000 as opposed to only three months during 1999. This investment experienced a net


                               28 - Real Property
unrealized gain in 2000 of $0.1 million. During 1999, the investment experienced a net unrealized loss of $0.7 million, primarily due to capital expenditures on the properties that were not reflected as an increase in market value.

The retail portfolio located in the Kansas City, MO area had an average occupancy of 91% as of December 31, 2000 compared to an average occupancy of 90% as of December 31, 1999. As of December 31, 2000, all vacant spaces were being marketed.

Real Estate Investment Trust

The Partnership recognized a net realized gain from real estate investment trusts of $2.5 million in 2000 primarily due to the sale of the Partnership's remaining investment in ProLogis REIT shares and sales of other REIT investments.

The Partnership's investment in REIT shares experienced an unrealized gain of $2.6 million and an unrealized loss of $2.3 million for the twelve months ended December 31, 2000 and 1999, respectively. These changes in unrealized gain and loss reflect changes in the market value of REIT shares held by the Partnership.

Other

Other net investment income decreased $0.5 million during 2000 compared to the corresponding period last year. Other net investment income includes interest income from short-term investments, investment management fees, and expenses not related to property activities. The decrease in 2000 was primarily due to lower interest income on short-term investments primarily as a result of the Partnership maintaining a significantly lower cash balance as noted previously.

Information Concerning Forward-Looking Statements


Certain statements contained in Management's Discussion and Analysis may be considered forward-looking statements. Words such as "expects," "believes," "anticipates," "intends," "plans," or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the Partnership. There can be no assurance that future developments affecting the Partnership will be those anticipated by management. There are certain important factors that could cause actual results to differ materially from estimates or expectations reflected in such forward-looking statements including without limitation, changes in general economic conditions, including the performance of financial markets and interest rates; market acceptance of new products and distribution channels; competitive, regulatory or tax changes that affect the cost or demand for the Partnership's products; and adverse litigation results. While the Partnership reassesses material trends and uncertainties affecting its financial position and results of operations, it does not intend to review or revise any particular forward-looking statement referenced in this Management's Discussion and Analysis in light of future events. Readers should consider the information referred to above when reviewing any forward-looking statements contained in this Management's Discussion and Analysis.

Inflation

The Partnership's leases with a majority of its commercial tenants provide for recoveries of expenses based upon the tenant's proportionate share of, and/or increases in, real estate taxes and certain operating costs, which may reduce the Partnership's exposure to increases in operating costs resulting from inflation.

Critical Accounting Policies

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires the application of accounting policies that often involve a significant degree of judgment. Management, on an ongoing basis, reviews critical estimates and assumptions. If management determines, as a result of its consideration of facts and circumstances that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the Consolidated Financial Statements may change significantly.

The following sections discuss critical accounting policies applied in preparing our financial statements that are most dependent on the application of estimates and assumptions.



                               29 - Real Property

Valuation of Investments

Real Estate Investments - The Partnership's investments in real estate are initially valued at their purchase price. Thereafter, real estate investments are reported at their estimated market values based upon appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PIM's Risk Management Unit is responsible to assure that the valuation process provides objective and accurate market value estimates.

The purpose of an appraisal is to estimate the market value of real estate as of a specific date. Market value has been defined as the most probable price for which the appraised real estate will sell in a competitive market under all conditions requisite for a fair sale, with the buyer and seller each acting prudently, knowledgeably, and for self interest, and assuming that neither is under undue duress.

Real estate partnerships are valued at the Partnership's equity in net assets as reflected in the partnership's financial statements with properties valued as described above.

As described above, the estimated market value of real estate and real estate related assets is determined through an appraisal process. These estimated market values may vary significantly from the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Although the estimated market values represent subjective estimates, management believes these estimated market values are reasonable approximations of market prices and the aggregate value of investments in real estate is fairly presented as of December 31, 2001 and 2000. Further discussion surrounding our policies and procedures for valuing Real Estate Investments can be found in Footnote 2 to the Consolidated Financial Statements.

Investment in Real Estate Investment Trusts - Shares of real estate investment trusts (REITs) are generally valued at their quoted market price. These values may be adjusted for discounts relating to restrictions, if any, on the future sale of these shares, such as lockout periods or limitations on the number of shares which may be sold in a given time period. Any such discounts are determined by the Chief Real Estate Appraiser.

Other Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


Interest Rate Risk. The Partnership's exposure to market rate risk for changes in interest rates relates to about 28.06% of its investment portfolio consisting primarily of short-term fixed rate commercial paper and fixed and variable interest rate debt. The Partnership does not use derivative financial instruments. By policy, the Partnership places its investments with high quality debt security issuers, limits the amount of credit exposure to any one issuer, limits duration by restricting the term, and holds investments to maturity except under rare circumstances.

The table below presents the amounts and related weighted interest rates of the Partnership's cash equivalents and short-term investments at December 31, 2001:



                               30 - Real Property

                                                            Estimated Market Value
                                          Maturity              (in $ millions)                    Average
                                                                                                Interest Rate
                                   ------------------------ ------------------------ -------------------------------------
       Cash equivalents                  0-3 months                  $25.3                          1.51%

         Short-term investments          3-12 months                  $0                              0%



The table below discloses the Partnership's fixed and variable rate debt as of December 31, 2001. Approximately $19.0 million of the Partnership's long-term debt bears interest at fixed rates and therefore the fair value of these instruments are affected by changes in market interest rates. The following table presents principal cash flows (in thousands) based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt. The interest rate on the variable rate debt is equal to the 6-month Treasury rate plus 1.565%. It is subject to a maximum of 11.345% and a minimum of 2.345%. The interest rate on the variable rate debt as of December 31, 2001 was 5.735%.



Debt (in $ thousands),                                                                                              Estimated Fair
including current portion         2002        2003       2004       2005        2006      Thereafter      Total          Value
-------------------------         ----        ----       ----       ----        ----      ----------      -----          -----
Fixed Rate                        $536        $577       $619       $665       $8,361       $8,240       $18,998        $18,583
Average Fixed Interest Rate      7.437%      7.449%     7.471%     7.491%       7.491%       6.750%        6.950%
Variable Rate                     $142        $159       $168       $178       $9,350           $0        $9,997        $10,038



The Partnership is exposed to market risk from tenants. While the Partnership has not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in losses to the Partnership, which would adversely affect its operating results and liquidity.


                              FINANCIAL STATEMENTS

Following are financial  statements and independent  accountant's reports of the
Real  Property  Account,  as  well  as  financial   statements  and  independent
accountant's reports of the Partnership.


                               31 - Real Property

                             FINANCIAL STATEMENTS OF

               PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT



STATEMENTS OF NET ASSETS
December 31, 2001 and 2000
                                                                                2001            2000
                                                                             ------------    -------------
ASSETS
  Investment in The Prudential Variable Contract
    Real Property Partnership (Note 3)                                       $ 80,845,322    $  84,632,071
                                                                             ------------    -------------
  Net Assets                                                                 $ 80,845,322    $  84,632,071
                                                                             ============    =============

NET ASSETS, representing:
  Equity of contract owners (Note 4)                                         $ 55,383,118    $  55,428,143
  Equity of The Prudential Insurance Company of America (Note 2D)              25,462,204       29,203,928
                                                                             ------------    -------------
                                                                             $ 80,845,322    $  84,632,071
                                                                             ============    =============

Units outstanding                                                              42,938,170       46,743,530
                                                                             ============    =============

STATEMENTS OF OPERATIONS

For the years ended December 31, 2001, 2000 and 1999
                                                                                 2001            2000             1999
                                                                             ------------    ------------    -------------
INVESTMENT INCOME
Net investment income from Partnership operations                            $  5,038,916    $  5,516,671    $   5,209,408
                                                                             ------------    ------------    -------------

EXPENSES
Charges to contract owners for assuming mortality risk and
     expense risk and for administration (Note 5)                                 451,312         441,647          470,772
                                                                             ------------    ------------    -------------

NET INVESTMENT INCOME                                                           4,587,604       5,075,024        4,738,636
                                                                             ------------    ------------    -------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net change in unrealized gain (loss) on investments in Partnership               (933,731)        779,624       (2,888,812)
Realized gain (loss) on sale of investments in Partnership                        (86,359)      1,069,485          (13,002)
                                                                             ------------    ------------    -------------
NET GAIN (LOSS) ON INVESTMENTS                                                 (1,020,090)      1,849,109       (2,901,814)
                                                                             ------------    ------------    -------------

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                         $  3,567,514    $  6,924,133    $   1,836,822
                                                                             ============    ============    =============


STATEMENTS OF CHANGES IN NET ASSETS For the years ended
December 31, 2001, 2000 and 1999

                                                                                  2001            2000            1999
                                                                             ------------    ------------    -------------
OPERATIONS
Net investment income                                                        $  4,587,604    $  5,075,024    $   4,738,636
Net change in unrealized gain (loss) on investments in Partnership               (933,731)        779,624       (2,888,812)
Net realized gain (loss) on sale of investments in Partnership                    (86,359)      1,069,485          (13,002)
                                                                             ------------    ------------    -------------

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                            3,567,514       6,924,133        1,836,822
                                                                             ------------    ------------    -------------

CAPITAL TRANSACTIONS

Net withdrawals by contract owners (Note 7)                                    (2,204,027)     (4,226,534)      (6,004,411)
Net withdrawals by The Prudential Insurance Company of America                 (5,150,236)     (1,489,090)     (23,524,817)
                                                                             ------------    ------------    -------------

NET DECREASE IN NET ASSETS

  RESULTING FROM CAPITAL TRANSACTIONS                                          (7,354,263)     (5,715,624)     (29,529,228)
                                                                             ------------    ------------    -------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                        (3,786,749)      1,208,509      (27,692,406)

NET ASSETS

  Beginning of year                                                            84,632,071      83,423,562      111,115,968
                                                                             ------------    ------------    -------------
  End of year                                                                $ 80,845,322    $ 84,632,071    $  83,423,562
                                                                             ============    ============    =============

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A2 THROUGH A6

                               A1 - Real Property

                      NOTES TO THE FINANCIAL STATEMENTS OF
               PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT

                                December 31, 2001

Note 1: General

The Prudential Variable Contract Real Property Account ("Real Property Account") was established on November 20, 1986 by resolution of the Board of Directors of The Prudential Insurance Company of America ("Prudential"), as a separate investment account pursuant to New Jersey law. The assets of the Real Property Account are segregated from Prudential's other assets. The Real Property Account is used to fund benefits under certain variable life insurance and variable annuity contracts issued by Prudential. These products are Variable Appreciable Life ("PVAL and PVAL $100,000+ Face Value"), Discovery Plus ("PDISCO+"), and Variable Investment Plan ("VIP").

The assets of the Real Property Account are invested in The Prudential Variable Contract Real Property Partnership (the "Partnership"). The Partnership is organized under New Jersey law and is registered under the Securities Act of 1933. The Partnership is the investment vehicle for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts. The Real Property Account, along with the Pruco Life Variable Contract Real Property Account and The Pruco Life of New Jersey Variable Contract Real Property Account, are the sole investors in the Partnership. These financial statements should be read in conjunction with the financial statements of the Partnership.

The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.

Note 2: Summary of Significant Accounting Policies

A. Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

B. Investment in Partnership Interest

The investment in the Partnership is based on the Real Property Account's proportionate interest of the Partnership's market value. At December 31, 2001 and 2000 the Real Property Account's interest in the Partnership was 40.8% or 3,393,522 shares and 41.0% or 3,722,415 shares respectively.

C. Income Recognition

Net  investment  income  and  realized  and  unrealized  gains  and  losses  are
recognized   daily.   Amounts  are  based  upon  the  Real  Property   Account's
proportionate interest in the Partnership.

Equity of The Prudential Insurance Company of America

Prudential maintains a position in the Real Property Account for property acquisitions and capital expenditure funding needs. The position is also utilized for liquidity purposes including unit purchases and redemptions, Partnership share transactions, and expense processing. The position does not have an effect on the contract owner's account or the related unit value.


                               A2 - Real Property

Note 3: Investment Information for The Prudential Variable Contract Real Property Partnership

The number of shares (rounded) held by the Real Property Account in the Partnership and the Partnership net asset value per share (rounded) at December 31, 2001 and 2000 were as follows:

                                       December 31, 2001    December 31, 2000
                                       -----------------    -----------------

Number of Shares (rounded):                3,393,522            3,722,415
Net Asset Value per Share (rounded):         $23.82               $22.74


Note 4: Contract Owner Unit Information

Outstanding contract owner units, unit values and total value of contract owner equity at December 31, 2001and December 31, 2000 product, were as follows:


2001:                                                                      PVAL $100,000+
                                      PDISCO+        VIP          PVAL       face value      TOTAL
                                    ----------   ----------   -----------   -----------   -----------
Contract Owner Units Outstanding:    1,399,705    1,320,120    10,773,700    15,769,502
Unit Value:                         $  1.81915   $  1.81915   $   1.94357   $   1.87044
                                    ----------   ----------   -----------   -----------
Total Contract Owner Equity:        $2,546,274   $2,401,497   $20,939,440   $29,495,907   $55,383,118
                                    ==========   ==========   ===========   ===========   ===========

2001:                                                                      PVAL $100,000+
                                      PDISCO+        VIP          PVAL       face value      TOTAL
                                    ----------   ----------   -----------   -----------   -----------

Contract Owner Units Outstanding:    1,549,865    1,369,900    11,181,146    16,345,520
Unit Value:                         $  1.75676   $  1.75676   $   1.86582   $   1.80091
                                    ----------   ----------   -----------   -----------
Total Contract Owner Equity:        $2,722,742   $2,406,586   $20,862,005   $29,436,810   $55,428,143
                                    ==========   ==========   ===========   ===========   ===========


Note 5: Charges and Expenses

A. Mortality Risk and Expense Risk Charges

Mortality risk and expense risk charges are determined daily using an effective annual rate of 1.2%, 0.6%, 0.9% and 1.2% for PDISCO+, PVAL, PVAL $100,000 + face value, and VIP, respectively. Mortality risk is that life insurance contract owners may not live as long as estimated or annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Prudential.

B. Cost of Insurance and Other Related Charges

Contract owner contributions are subject to certain deductions prior to being invested in the Real Property Account. The deductions for PVAL and PVAL $100,000 + face value are (1) state premium taxes; (2) sales charges which are deducted in order to compensate Prudential for the cost of selling the contract and (3) transaction costs which are deducted from each premium payment to cover premium collection and processing costs. Contracts are also subject to monthly charges for the costs of administering the contract to compensate Prudential for the guaranteed minimum death benefit risk.


                               A3 - Real Property

C. Deferred Sales Charge

A deferred sales charge, applicable to PVAL and PVAL $100,000 + face value, is imposed upon surrenders of certain variable life insurance contracts to compensate Prudential for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued. No sales charge will be imposed after the tenth year of the contract. No sales charge will be imposed on death benefits.

Also a deferred sales charge is imposed upon the withdrawals of certain purchase payments to compensate Prudential for sales and other marketing expenses for PDISCO+ and VIP. The amount of any sales charge will depend on the amount withdrawn and the number of contract years that have elapsed since the contract owner or annuitant made the purchase payments deemed to be withdrawn. No sales charge is made against the withdrawal of investment income. A reduced sales charge is imposed in connection with the withdrawal of a purchase payment to effect an annuity if three or more contract years have elapsed since the contract date, unless the annuity effected is an annuity certain. No sales charge is imposed upon death benefit payments or upon transfers made between subaccounts.

D. Partial Withdrawal Charge

A charge is imposed by Prudential on partial withdrawals of the cash surrender value for PVAL and PVAL $100,000 + face value. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract.

D. Annual Maintenance Charge

An annual maintenance charge, applicable to PDISCO+ and VIP, of $30 will be deducted if and only if the contract fund is less than $10,000 on a contract anniversary or at the time a full withdrawal is effected, including a withdrawal to effect an annuity. The charge is made by reducing accumulation units credited to a contract owner's account.

Note 6: Taxes

Prudential is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Real Property Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Real Property Account. As such, no provision for the tax liability has been recorded in these financial statements.

Note 7: Net Withdrawals by Contract Owners

Contract owner activity for the real estate investment option in Prudential's variable insurance and variable annuity products for the years ended December 31, 2001, 2000 and 1999 were as follows:


2001:                                                            PVAL & PVAL
                                                                  $100,000+
                                        PDISCO+        VIP       face value       TOTAL
                                      ----------   ----------    -----------    -----------
Contract Owner Net Payments:           $  24,129    $   2,656    $ 4,995,144    $ 5,021,929
Policy Loans:                                  0            0     (1,557,761)    (1,557,761)
Policy Loan Repayments and Interest:           0            0      1,327,962      1,327,962
Surrenders, Withdrawals, and
     Death Benefits:                    (579,346)    (205,982)    (3,392,906)    (4,178,234)
Net Transfers To Other Subaccounts
    or Fixed Rate Option:                284,365      116,677         48,342        449,384
Administrative and Other Charges:            (17)      (2,567)    (3,264,723)    (3,267,307)
                                       ---------    ---------    -----------    -----------
Net Withdrawals by Contract Owners     $(270,869)   $ (89,216)   $(1,843,942)   $(2,204,027)
                                       =========    =========    ===========    ===========


                               A4 - Real Property


2000:
                                                                 PVAL & PVAL
                                                                  $100,000+
                                        PDISCO+        VIP       face value       TOTAL
                                      ----------   ----------    -----------    -----------
Contract Owner Net Payments:           $   5,159    $  19,990    $ 5,269,026    $ 5,294,175
Policy Loans:                                  0            0     (1,571,876)    (1,571,876)
Policy Loan Repayments and Interest:           0            0      1,091,619      1,091,619
Surrenders, Withdrawals, and
     Death Benefits:                    (552,602)    (287,552)    (2,902,456)    (3,742,610)
Net Transfers To Other Subaccounts
    or Fixed Rate Option:               (189,118)    (138,910)    (1,747,680)    (2,075,708)
Administrative and Other Charges:         (2,200)      (3,126)    (3,216,808)    (3,222,134)
                                       ---------    ---------    -----------    -----------
Net Withdrawals by Contract Owners     $(738,761)   $(409,598)   $(3,078,175)   $(4,226,534)
                                       =========    =========    ===========    ===========


1999:
                                                                       PVAL & PVAL
                                                                        $100,000+
                                             PDISCO+        VIP        face value       TOTAL
                                           ----------    ----------    -----------    -----------
Contract Owner Net Payments:               $     9,535    $  15,687    $ 4,396,224    $ 4,421,446
Policy Loans:                                        0            0     (1,809,781)    (1,809,781)
Policy Loan Repayments and Interest:                 0            0      1,465,114      1,465,114
Surrenders, Withdrawals, and
    Death Benefits:                         (1,121,210)    (549,361)    (2,894,300)    (4,564,871)
Net Transfers From(To) Other Subaccounts
    or Fixed Rate Option:                     (304,042)    (103,565)    (1,593,233)    (2,000,840)
Administrative and Other Charges:                (1000)      (3,837)    (3,510,642)    (3,515,479)
                                           -----------    ---------    -----------    -----------
Net Withdrawals by Contract Owners         $(1,416,717)   $(641,076    $(3,946,618)   $(6,004,411)
                                           ===========    =========    ===========    ===========


Note 8: Contract Owner Unit Activity

Transactions in units for the years ended December 31, 2001, 2000 and 1999 were as follows:

2001:
                                                                     PVAL $100,000+
                                 PDISCO+        VIP        PVAL        face value
                                 -------    ---------   -----------  --------------
Contract Owner Contributions:    217,010     191,730     1,347,176     1,727,014
Contract Owner Redemptions:     (367,170)   (241,510)   (1,754,622)   (2,303,032)

2000:
                                                                     PVAL $100,000+
                                 PDISCO+        VIP        PVAL        face value
                                 -------    ---------   -----------  --------------
Contract Owner Contributions:     44,707      46,444     10,576,369     5,685,549
Contract Owner Redemptions:     (489,889)   (292,270)   (11,527,290)   (6,508,205)


1999:
                                                                     PVAL $100,000+
                                 PDISCO+        VIP        PVAL        face value
                                 -------    ---------   -----------  --------------
Contract Owner Contributions:     50,450      31,056     1,515,288     1,972,941
Contract Owner Redemptions:     (929,192)   (427,232)   (2,599,816)   (3,249,603)


Note 9:  Purchases and Sales of Investments

The aggregate costs of purchases and proceeds from sales of investments in the Partnership for the year ended December 31, 2001 were as follows:

                  Purchases:  $  0
                  Sales:      $  (7,786,532)


                               A5 - Real Property

Note 10: Financial Highlights

     Prudential Insurance Company of America (the "Company") sells a number of variable annuity and variable life insurance products, both of which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

     The following table was developed by determining which products offered by the Company have the lowest and highest total return. Only product designs within the Account that had units outstanding during December 31, 2001, were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options as discussed in note 1.


                            At December 31, 2001                             For the year ended December 31, 2001
       ---------------------------------------------------------- --------------------------------------------------------
       Contract Holder                            Contract Holder                        Expense              Total
           Units            Unit Fair Value         Net Assets       Investment          Ratio**            Return***
          (000's)          Lowest - Highest           (000's)       Income Ratio*     Lowest - Highest    Lowest - Highest
       ------------        ----------------       ---------------   -------------     ----------------    ----------------
          29,263        $1.81915 to $1.94357          $55,383           5.91%          0.60% to 1.20%      3.55% to 4.17%

*This amount represents the proportionate share of the net investment income from the underlying Partnership divided by the total average assets of the Account. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values.

** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Partnership are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying Partnership, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

Note 11:  Related Party Footnote

Prudential and its affiliates perform various services on behalf of the Partnership in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.


                               A6 - Real Property

                        Report of Independent Accountants

To the Contract Owners of
The Prudential Variable Contract Real Property Account and the Board of Directors of The Prudential Insurance Company of America


In our opinion, the accompanying statements of net assets and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of The Prudential Variable Contract Real Property Account at December 31, 2001 and 2000, and the results of its operations and the changes in its net assets for the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of The Prudential Insurance Company of America; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares at December 31, 2001 with The Prudential Variable Contract Real Property Partnership, provided a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
March 29, 2002



                               A7 - Real Property

                                      INDEX


           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                              FINANCIAL STATEMENTS



Consolidated Statements of Assets and Liabilities - December 31, 2001 and 2000                       B1

Consolidated Statements of Operations - Years Ended December 31, 2001, 2000 and 1999                 B2

Consolidated Statements of Changes in Net Assets - Years Ended December 31, 2001, 2000 and 1999      B3

Consolidated Statements of Cash Flows - Years Ended December 31, 2001, 2000 and 1999                 B4

Schedule of Investments - December 31, 2001 and 2000                                                 B5

Notes to Financial Statements                                                                        B9

Report of Independent Accountants                                                                    B17


                             INDEX - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES


                                                                     December 31, 2001   December 31, 2000
                                                                     -----------------   -----------------
ASSETS

REAL ESTATE INVESTMENTS - At estimated market value:
  Real estate and improvements
   (cost:  12/31/2001 -- $212,044,159; 12/31/2000 -- $173,748,950)   $     197,970,877   $     162,213,095
  Real estate partnership (cost: 12/31/2001 -- $7,026,540;
   12/31/2000 -- $5,985,783)                                                 6,712,308           5,445,528
  Real estate investment trusts (cost: 12/31/2001 -- $0;
   12/31/2000 -- $31,896,908)                                                       --          35,224,737
                                                                     -----------------   -----------------

         Total real estate investments                                     204,683,185         202,883,360

MARKETABLE SECURITIES - At estimated market value
   (cost: 12/31/2001 -- $0; 12/31/2000 -- $4,916,327)                               --           4,916,494

CASH AND CASH EQUIVALENTS                                                   26,615,645          10,543,821

DIVIDEND RECEIVABLE                                                             28,455             242,341

OTHER ASSETS (net of allowance for uncollectible
  accounts:  12/31/2001 -- $107,000; 12/31/2000 -- $91,000)                  3,267,367           2,926,280
                                                                     -----------------   -----------------

         Total assets                                                $     234,594,652   $     221,512,296
                                                                     =================   =================

LIABILITIES

MORTGAGE LOANS PAYABLE                                                      28,994,521          10,092,355

ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                        3,469,242           2,517,818

DUE TO AFFILIATES                                                              896,134             887,434

OTHER LIABILITIES                                                              972,410             669,209

MINORITY INTEREST                                                            2,111,709             997,401
                                                                     -----------------   -----------------

         Total liabilities                                                  36,444,016          15,164,217
                                                                     -----------------   -----------------

COMMITMENTS AND CONTINGENCIES

PARTNERS' EQUITY                                                           198,150,636         206,348,079
                                                                     -----------------   -----------------

         Total liabilities and partners' equity                      $     234,594,652   $     221,512,296
                                                                     =================   =================

NUMBER OF SHARES OUTSTANDING AT END OF PERIOD                                8,317,470           9,075,913
                                                                     =================   =================

SHARE VALUE AT END OF PERIOD                                         $           23.82   $           22.74
                                                                     =================   =================


                  The accompanying notes are an integral part of these consolidated financial statements.


                               B1 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                    Year Ended December 31,
                                                                         --------------------------------------------
                                                                             2001            2000            1999
                                                                         ------------    ------------    ------------
INVESTMENT INCOME:
 Revenue from real estate and improvements                               $ 24,339,631    $ 22,570,851    $ 21,807,346
 Equity in income of real estate partnership                                  686,801         791,596          98,375
 Dividend income                                                            2,157,647       1,744,611       1,221,843
 Interest on short-term investments                                           296,514       1,280,880       1,707,485
                                                                         ------------    ------------    ------------

         Total investment income                                           27,480,593      26,387,938      24,835,049
                                                                         ------------    ------------    ------------

INVESTMENT EXPENSES:
 Operating                                                                  5,328,004       4,390,001       3,794,081
 Investment management fee                                                  2,694,130       2,705,589       2,730,713
 Real estate taxes                                                          2,652,956       2,498,065       2,616,553
 Administrative                                                             2,518,644       2,411,390       2,234,949
 Interest expense                                                           1,776,701         732,991         145,418
 Minority interest                                                            159,852          11,785          33,746
                                                                         ------------    ------------    ------------

         Total investment expenses                                         15,130,287      12,749,821      11,555,460
                                                                         ------------    ------------    ------------

NET INVESTMENT INCOME                                                      12,350,306      13,638,117      13,279,589
                                                                         ------------    ------------    ------------

REALIZED AND UNREALIZED (LOSS) GAIN ON REAL ESTATE
  INVESTMENTS:
 Net proceeds from real estate investments
   sold or converted                                                       53,417,000      46,617,017      21,649,562
 Less:  Cost of real estate investments sold or converted                  50,300,836      55,269,357      19,602,032
           Realization of prior years' unrealized
            gain (loss) on real estate investments sold or converted        3,327,829     (11,296,284)      2,080,673
                                                                         ------------    ------------    ------------

 Net (loss) gain realized on real estate
             investments sold or converted                                   (211,665)      2,643,944         (33,143)
                                                                         ------------    ------------    ------------


 Change in unrealized (loss) gain on real estate investments               (2,311,404)      2,297,429      (7,145,372)
 Less: Minority interest in unrealized gain on real estate investments         24,680         454,351          38,531
                                                                         ------------    ------------    ------------

 Net unrealized (loss) gain on real estate investments                     (2,336,084)      1,843,078      (7,183,903)
                                                                         ------------    ------------    ------------

NET REALIZED AND UNREALIZED (LOSS) GAIN
 ON REAL ESTATE INVESTMENTS                                                (2,547,749)      4,487,022      (7,217,046)
                                                                         ------------    ------------    ------------

NET INCREASE IN NET ASSETS RESULTING
 FROM OPERATIONS                                                         $  9,802,557    $ 18,125,139    $  6,062,543
                                                                         ============    ============    ============


                  The accompanying notes are an integral part of these consolidated financial statements.


                               B2 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS


                                                                 Year Ended December 31,
                                                     -----------------------------------------------
                                                         2001             2000              1999
                                                     -------------    -------------    -------------
NET INCREASE IN NET ASSETS RESULTING
 FROM OPERATIONS:
 Net investment income                               $  12,350,306    $  13,638,117    $  13,279,589
 Net (loss) gain realized on real estate
   investments sold                                       (211,665)       2,643,944          (33,143)
 Net unrealized (loss) gain from real estate
   investments                                          (2,336,084)       1,843,078       (7,183,903)
                                                     -------------    -------------    -------------

         Net increase in net assets resulting from
           operations                                    9,802,557       18,125,139        6,062,543
                                                     -------------    -------------    -------------

NET DECREASE IN NET ASSETS RESULTING
 FROM CAPITAL TRANSACTIONS:
Withdrawals by partners
  (2001 -- 758,443; 2000 -- 1,003,008; and
    1999 -- 1,769,354 shares, respectively)            (18,000,000)     (22,000,000)     (36,000,000)
                                                     -------------    -------------    -------------

         Net decrease in net assets resulting from
          capital transactions                         (18,000,000)     (22,000,000)     (36,000,000)
                                                     -------------    -------------    -------------

NET DECREASE IN NET ASSETS                              (8,197,443)      (3,874,861)     (29,937,457)

NET ASSETS -  Beginning of year                        206,348,079      210,222,940      240,160,397
                                                     -------------    -------------    -------------

NET ASSETS -  End of year                            $ 198,150,636    $ 206,348,079    $ 210,222,940
                                                     =============    =============    =============


                  The accompanying notes are an integral part
                   of these consolidated financial statements.


                               B3 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Year Ended December 31,
                                                          --------------------------------------------
                                                              2001            2000            1999
                                                          ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in net assets resulting from operations      $  9,802,557    $ 18,125,139    $  6,062,543
Adjustments to reconcile net increase in net assets
   resulting from operations to net cash provided by
   operating activities:
     Net realized and unrealized loss (gain) on
        real estate investments                              2,547,749      (4,487,022)      7,217,046
     Equity in income of real estate partnership's
        operations in excess of distributions                 (686,801)       (791,596)        (98,376)
     Minority interest in operating activities                 159,852          11,785          33,746
     Bad debt expense                                          108,358          96,785         124,059
      Decrease (increase) in:
         Dividend receivable                                   213,886        (110,799)         35,733
         Other assets                                         (449,444)       (169,489)        645,878
      Increase (decrease) in:
         Accounts payable and accrued expenses                 951,424        (449,796)        982,214
         Due to affiliates                                       8,700          17,957        (729,058)
         Other liabilities                                     303,201         143,316          20,952
                                                          ------------    ------------    ------------

  Net cash flows from operating activities                  12,959,482      12,386,280      14,294,737
                                                          ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net proceeds from real estate investments sold            53,417,000      46,617,017      10,706,996
  Acquisition of real estate                               (14,582,383)             --      (7,200,743)
  Acquisition of real estate  partnership                           --              --      (5,088,750)
  Acquisition of real estate investment trust              (18,403,928)    (34,157,332)    (31,239,744)
  Improvements and additional costs on prior purchases:
    Additions to real estate                                (4,373,073)     (4,215,157)     (2,516,645)
    Additions to real estate partnership                      (353,956)         (7,060)             --
  Sale (purchase) of marketable securities, net              4,916,494      (2,119,486)     12,153,517
                                                          ------------    ------------    ------------

  Net cash flows from investing activities                  20,620,154       6,117,982     (23,185,369)
                                                          ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Withdrawals by partners                                   (18,000,000)    (22,000,000)    (36,000,000)
 Principal payments on mortgage loans payable                 (437,588)        (92,307)        (15,338)
 Distributions to minority interest partners                        --              --         (93,425)
 Contributions from minority interest partners                 929,776         159,197         393,216
                                                          ------------    ------------    ------------

  Net cash flows from financing activities                 (17,507,812)    (21,933,110)    (35,715,547)
                                                          ------------    ------------    ------------

NET CHANGE IN CASH AND CASH
  EQUIVALENTS                                               16,071,824      (3,428,848)    (44,606,179)

CASH AND CASH EQUIVALENTS - Beginning of year               10,543,821      13,972,669      58,578,848
                                                          ------------    ------------    ------------

CASH AND CASH EQUIVALENTS - End of year                   $ 26,615,645    $ 10,543,821    $ 13,972,669
                                                          ============    ============    ============


                  The accompanying notes are an integral part
                   of these consolidated financial statements.


                               B4 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                             SCHEDULE OF INVESTMENTS



                                                       December 31, 2001             December 31, 2000
                                                  ---------------------------   ---------------------------
                                                                   Estimated                     Estimated
                                                                    Market                        Market
                                                      Cost           Value          Cost           Value
                                                  ---------------------------------------------------------
  REAL ESTATE AND IMPROVEMENTS - Percent of Net Assets                   99.9%                         78.6%
  Location               Description
-----------------------------------------------------------------------------------------------------------
  Lisle, IL              Office Building          $ 22,561,428   $ 14,193,539   $ 22,267,422   $ 14,134,722
  Atlanta, GA            Garden Apartments          15,696,606     18,752,139     15,667,354     17,800,002
  Roswell, GA            Retail Shopping Center     32,878,304     26,625,833     32,533,052     26,874,838
  Bolingbrook, IL        Warehouse                   9,039,620      5,826,782      9,012,838      6,664,810
  Raleigh, NC            Garden Apartments          15,940,839     16,808,160     15,847,460     17,200,000
  Nashville, TN          Office Building             9,977,669     10,629,012      9,657,787     10,396,565
  Oakbrook Terrace, IL   Office Complex             14,015,481     14,359,009     13,021,251     12,716,910
  Beaverton, OR          Office Complex             11,989,204     10,988,123     11,225,040     10,623,809
  Salt Lake City, UT     Industrial Building         6,568,107      5,487,490      5,640,709      5,900,050
  Aurora, CO             Industrial Building        10,131,517      9,900,000     10,131,358      9,800,714
  Brentwood, TN          Office Complex              9,612,024      8,900,790      9,609,133      9,600,675
* Jacksonville, FL       Garden Apartments          19,711,225     20,400,000     19,135,546     20,500,000
* Gresham/Salem, OR      Garden Apartments          18,815,082     19,100,000             --             --
* Hampton, VA            Retail Shopping Center     15,107,053     16,000,000             --             --
                                                  ---------------------------------------------------------
                                                  $212,044,159   $197,970,877   $173,748,950   $162,213,095
                                                  =========================================================


  REAL ESTATE PARTNERSHIP - Percent of Net Assets                         3.4%                          2.6%
  Location               Description
-----------------------------------------------------------------------------------------------------------

                                                  ---------------------------------------------------------
  Kansas City, KS; MO    Retail Shopping Center   $  7,026,540   $  6,712,308   $  5,985,783   $  5,445,528
                                                  =========================================================



* Real estate partnerships accounted for by the consolidation method.


                  The accompanying notes are an integral part
                   of these consolidated financial statements.


                               B5 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                             SCHEDULE OF INVESTMENTS



                                                            December 31, 2000
                                                        --------------------------
                                                                        Estimated
                                                                         Market
                                                            Cost          Value
                                                        --------------------------
REAL ESTATE INVESTMENT TRUSTS (Percent of Net Assets)                         17.1%

----------------------------------------------------------------------------------
Alexandria Real Est Equities (5,000 shares)             $   181,188    $   185,938
AMB Property Corporation (30,000 shares)                    706,770        774,375
AMLI Residential Properties (30,000 shares)                 706,800        740,625
Apartment Inv & Mgmt Co, Class A (28,900 shares)          1,218,828      1,443,194
Archstone Communities Trust (25,000 shares)                 592,188        643,750
Avalonbay Communities Inc (15,000 shares)                   683,900        751,875
Boston Properties Inc (25,000 shares)                       995,339      1,087,500
Brandywine Realty Trust (15,000 shares)                     321,338        310,313
CBL & Associates Prop (30,800 shares)                       741,988        779,625
Cabot Industrial Trust (40,000 shares)                      820,726        767,500
Centerpoint Properties Corp. (18,600 shares)                632,302        878,850
Cousins Properties (20,000 shares)                          551,200        558,750
Crescent Real Estate Eqt Co (25,000 Shares)                 565,563        556,250
Duke - Weeks Realty Corporation (47,000 shares)           1,070,320      1,157,375
Equity Office Properties Trust (77,400 shares)            2,215,533      2,525,175
Equity Residential Property Trust  (30,000 shares)        1,450,732      1,659,375
Essex Property Trust, Inc (15,000 shares)                   593,700        821,250
First Industrial Realty Trust (25,000 shares)               781,100        850,000
Franchise Finance Cp Amer (51,300 shares)                 1,228,281      1,195,931
Gables Residential Trust (25,000 shares)                    632,750        700,000
General Growth Properties (22,000 shares)                   714,894        796,125
Highwoods Properties Inc (30,000 shares)                    758,832        746,250
Host Marriot Corp (105,000 shares)                        1,114,575      1,358,438
Innkeepers USA Trust (50,000 shares)                        512,375        553,125
IRT Property (45,000 shares)                                406,395        365,625
Kilroy Realty Corp. (30,000 shares)                         746,886        856,875
Kimco Realty (15,000 shares)                                612,612        662,813
Liberty Property LP (35,000 shares)                         899,563        999,688
Macerich Co (30,000 shares)                                 670,490        575,625
MeriStar Hospitality Corp (37,500 shares)                   636,151        738,281
Mission West Properties (88,200 shares)                     697,122      1,223,775
Parkway Properties Inc (25,000 shares)                      782,750        742,188
Public Storage Inc (5,000 shares)                           113,763        121,563
Reckson Assoc Realty Corp. (32,500 shares)                  805,150        814,531
Regency Realty Corp (25,000 shares)                         576,600        592,188
Saul Centers Inc (1,700 shares)                              29,085         31,663
Shurgard Storage Centers (20,000 shares)                    478,500        488,750
Simon Property Group Inc (45,000 shares)                  1,032,357      1,080,000
Spieker Properties (27,000 shares)                        1,197,078      1,353,375
Summit Properties Inc (12,000 shares)                       292,832        312,000
Vornado Realty Trust (29,800 shares)                      1,028,569      1,141,713
Washington Reit (40,000 shares)                             759,220        945,000
Public Storage Inc, Preferred Stock (15,000 shares)         340,569        337,500
                                                        --------------------------
Total Real Estate Investment Trusts                     $31,896,908    $35,224,737
                                                        ==========================



                  The accompanying notes are an integral part of these consolidated financial statements.


                               B6 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                             SCHEDULE OF INVESTMENTS

                                                               December 31, 2001
                                                    -----------------------------------------
                                                                                  Estimated
                                                    Face Amount       Cost       Market Value
                                                    -----------    -----------   ------------
CASH AND CASH EQUIVALENTS (Percent of Net Assets)                                       13.4%

Federal Home Loan Mortgage 1.51%, January 2, 2002   $25,334,000    $25,331,875   $25,331,875

                                                    -----------    -----------   -----------

Total Cash Equivalents                               25,334,000     25,331,875    25,331,875

Cash                                                  1,283,770      1,283,770     1,283,770
                                                    -----------    -----------   -----------

Total Cash and Cash Equivalents                     $26,617,770    $26,615,645   $26,615,645
                                                    ===========    ===========   ===========



                  The accompanying notes are an integral part
                   of these consolidated financial statements.


                               B7 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                             SCHEDULE OF INVESTMENTS


                                                                            December 31, 2000
                                                                 -----------------------------------------
                                                                                               Estimated
                                                                 Face Amount       Cost       Market Value
                                                                 -----------    -----------   ------------
MARKETABLE SECURITIES (Percent of Net Assets)                                                         2.4%

Associates First Capital B.V., 6.55%, January 29, 2001               699,000        687,681       687,681
New Center Asset Trust, 6.52%, January 30, 2001                    1,614,000      1,587,692     1,587,692
Lasalle National Bank, 6.71%, February 1, 2001                       969,000        968,792       968,959
B-One Australia Ltd., 6.55%, February 13, 2001                     1,700,000      1,672,162     1,672,162
                                                                 -----------    -----------   -----------

Total Marketable Securities                                      $ 4,982,000    $ 4,916,327   $ 4,916,494
                                                                 ===========    ===========   ===========

CASH AND CASH EQUIVALENTS (Percent of Net Assets)                                                     5.1%

J.P. Morgan & Co, 6.55%, January 2, 2001                         $   546,000    $   545,603   $   545,603
Alcoa Inc., 6.55%, January 4, 2001                                   634,000        633,193       633,193
Merrill Lynch & Co., 6.53%, Inc., January 10, 2001                   300,000        299,347       299,347
Bankamerica Corp., 6.55%, January 11, 2001                           680,000        678,020       678,020
General Motors Acceptance Corp., Inc., 6.60%, January 17, 2001       600,000        597,910       597,910
Paccar Financial Corp., 6.67%, January 18, 2001                      661,000        657,693       657,693
General Electric Capital Corp., 6.55%, January 22, 2001              700,000        691,085       691,085
Countrywide Home Loans, 6.60%, January 25, 2001                      560,000        556,201       556,201
Duke Energy Corp., 6.50%, January 25, 2001                           682,000        678,552       678,552
Caterpillar Financial Svcs Corp., 6.50%, January 26, 2001            625,000        621,727       621,727
Verizon Global Funding Corp., 6.55%, January 26, 2001                500,000        496,179       496,179
Ciesco L.P., 6.54%, January 30, 2001                               1,675,000      1,652,178     1,652,178
Eastman Kodak Co., 6.53%, February 9, 2001                           800,000        787,230       787,230
                                                                 -----------    -----------   -----------

Total Cash Equivalents                                             8,963,000      8,894,919     8,894,919

Cash                                                               1,648,902      1,648,902     1,648,902
                                                                 -----------    -----------   -----------

Total Cash and Cash Equivalents                                  $10,611,902    $10,543,821   $10,543,821
                                                                 ===========    ===========   ===========



                  The accompanying notes are an integral part
                   of these consolidated financial statements.


                               B8 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                For Years Ended December 31, 2001, 2000, and 1999



Note 1: Organization

On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the "Partnership"), a general partnership organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America ("Prudential"), Pruco Life Insurance Company ("Pruco Life"), and Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). The Partnership was established as a means by which assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies could be invested in a commingled pool. The Partners in the Partnership are Prudential, Pruco Life and Pruco Life of New Jersey.

The Partnership's policy is to invest at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.

The estimated market value of the Partnership's shares is determined daily, consistent with the Partnership Agreement. On each day during which the New York Stock Exchange is open for business, the net asset value of the Partnership is estimated using the estimated market value of its assets, principally as described in Notes 2A and 2B below, reduced by any liabilities of the Partnership. The periodic adjustments to property values described in Notes 2A and 2B below and other adjustments to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.

Shares of the Partnership are held by The Prudential Variable Contract Real Property Account, Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account (the "Real Property Accounts") and may be purchased and sold at the then current share value of the Partnership's net assets. Share value is calculated by dividing the estimated market value of net assets of the Partnership as determined above by the number of shares outstanding. A contract owner participates in the Partnership through interests in the Real Property Accounts.

Prudential Real Estate Investors ("PREI") is part of the Prudential Investment Management unit ("PIM") and is a division of Prudential Investment Management, Inc., a subsidiary of Prudential. PREI provides investment advisory services to the Partnership's Partners pursuant to the terms of the Advisory Agreement as described in Note 9.


Note 2:  Summary Of Significant Accounting Policies

     A: Basis of Presentation - The accompanying consolidated financial statements are presented on the accrual basis of accounting. It is the Partnership's policy to consolidate those real estate partnerships in which it has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in the consolidation.

     B: Real Estate Investments - The Partnership's investments in real estate are initially valued at their purchase price. Thereafter, real estate investments are reported at their estimated market values based upon appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PIM's Risk Management Unit is responsible to assure that the valuation process


                               B9 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                For Years Ended December 31, 2001, 2000, and 1999



          provides objective and accurate market value estimates. American Appraisal Associates (the "Appraisal Management Firm"), an entity not affiliated with Prudential, has been appointed by PIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the objectivity and accuracy of the appraisal process. The Appraisal Management Firm, under the supervision of the Chief Real Estate Appraiser, approves the selection and scheduling of external appraisals; engages all external appraisers; reviews and provides comments on all external appraisals; prepares all quarterly update appraisals; assists in developing policies and procedures; and assists in the evaluation of the performance and competency of external appraisers, among other responsibilities.

          The purpose of an appraisal is to estimate the market value of real estate as of a specific date. Market value has been defined as the most probable price for which the appraised real estate will sell in a competitive market under all conditions requisite for a fair sale, with the buyer and seller each acting prudently, knowledgeably, and for self interest, and assuming that neither is under undue duress.

          The estimate of market value generally is a correlation of three approaches, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence;
          (2) discounting of a series of income streams and reversion at a specified yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. In the reconciliation of these three approaches, the one most heavily relied upon is the one then recognized as the most appropriate by the independent appraiser for the type of real estate in the market.

          Real estate partnerships are valued at the Partnership's equity in net assets as reflected in the partnership's financial statements with properties valued as described above.

          As described above, the estimated market value of real estate and real estate related assets is determined through an appraisal process. These estimated market values may vary significantly from the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Although the estimated market values represent subjective estimates, management believes these estimated market values are reasonable approximations of market prices and the aggregate value of investments in real estate is fairly presented as of December 31, 2001 and 2000.

     C: Investment in Real Estate Investment Trusts - Shares of real estate investment trusts (REITs) are generally valued at their quoted market price. These values may be adjusted for discounts relating to restrictions, if any, on the future sale of these shares, such as lockout periods or limitations on the number of shares which may be sold in a given time period. Any such discounts are determined by the Chief Real Estate Appraiser. On March 30, 1999, the Partnership converted 506,894 shares of Meridian REIT to 557,583 shares of ProLogis REIT, with a fair value of $10.9 million, and cash of $1.0 million (or total fair value of $11.9 million) as a result of ProLogis' acquisition of Meridian Industrial Trust. Management continued applying a 3% discount to the market value of the ProLogis REIT shares through June 29, 1999 because of the restriction which limits the number of shares that can be publicly traded during any six month period to 30% of the


                              B10 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                For Years Ended December 31, 2001, 2000, and 1999



          total shares originally acquired. The application of the 3% discount was discontinued on June 30, 1999 because this restriction no longer applied.

     D: Revenue Recognition - Revenue from real estate is earned in accordance with the terms of the respective leases. Revenue from certain real estate investments is net of all or a portion of related real estate expenses and taxes, as lease arrangements vary as to responsibility for payment of these expenses between tenants and the Partnership. Since real estate is stated at estimated market value, net income is not reduced by depreciation or amortization expense. Dividend income is accrued at the ex-dividend date.

     E: Equity in Income of Real Estate Partnership - Equity in income from real estate partnership operations represents the Partnership's share of the current year's partnership income as provided for under the terms of the partnership agreements. As is the case with wholly-owned real estate, partnership net income is not reduced by depreciation or amortization expense. Frequency of distribution of income is determined by formal agreements or by the executive committee of the partnership.

     F: Mortgage Loans Payable - Mortgage loans payable are stated at the principal amount of the obligation outstanding.

     G: Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, all short-term investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents consist of investments in the Prudential Investment Liquidity Pool offered and managed by an affiliate of Prudential and are accounted for at market value.

          Cash  of  $160,635   and  $79,300  at  December  31,  2001  and  2000,
          respectively, was maintained by the properties for tenant security deposits and is included in Other Assets on the Consolidated Statements of Assets and Liabilities.

     H: Marketable Securities - Marketable securities are highly liquid investments with maturities of more than three months when purchased and are carried at estimated market value.

     I: Federal Income Taxes - The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The Partnership may be subject to state and local taxes in jurisdictions in which it operates.

     J: Management's Use of Estimates in the Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                              B11 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                For Years Ended December 31, 2001, 2000, and 1999



Note 3: Disclosure of Supplemental Cash Flow Information and Non-Cash Investing and Financing Activity

Cash paid for interest during the years ended December 31, 2001, 2000, and 1999 was $1,776,701, $732,991, and $145,418, respectively.

During the first and second quarters of 2001, in conjunction with the acquisition of two real estate investments, the consolidated partnerships assumed mortgage loan financing of $9.0 million and $10.3 million, respectively.

During 1999, in conjunction with the acquisition of a real estate investment of one property, a consolidated partnership assumed mortgage loan financing of approximately $10.2 million.


Note 4:  Real Estate Partnership

Real estate partnership is valued at the Partnership's equity in net assets as reflected by the partnership's financial statements with properties valued as indicated in Note 2B above. The partnership's combined financial position at December 31, 2001 and 2000, and results of operations for the years ended December 31, 2001, 2000, and 1999 are summarized as follows:

                                                 December 31,
                                              2001          2000
                                           -------------------------
Partnership Assets and Liabilities
   Real Estate at estimated market value   $28,300,000   $27,080,000
   Other Assets                              1,877,122     1,470,801
                                           -----------   -----------
   Total Assets                             30,177,122    28,550,801
                                           -----------   -----------

   Mortgage loans payable                   20,648,892    20,669,422
   Other Liabilities                           918,664       665,365
                                           -----------   -----------
   Total Liabilities                        21,567,556    21,334,787
                                           -----------   -----------

   Net Assets                              $ 8,609,566   $ 7,216,014
                                           ===========   ===========

Partnership's Share of Net Assets          $ 6,712,308   $ 5,445,528
                                           ===========   ===========


                                                     Year Ended December 31,
                                                 2001         2000         1999
                                              ----------------------------------
Partnership Operations
   Rental Revenue                             $4,497,459   $4,223,801   $926,283
   Real Estate Expenses and Taxes              3,536,948    3,292,500    795,115
                                              ----------   ----------   --------
   Net Investment Income                      $  960,511   $  931,301   $131,168
                                              ==========   ==========   ========

Partnership's Share of Net Investment Income  $  686,801   $  791,596   $ 98,375
                                              ==========   ==========   ========


                              B12 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                For Years Ended December 31, 2001, 2000, and 1999



Note 5:  Mortgage Loans Payable:

Debt includes mortgage loans payable as summarized below:

                              Partnership Debt as of 12/31/01  Partnership Debt as of 12/31/00      As of 12/31/01
                              -------------------------------  -------------------------------  ---------------------
                                             Partnership's                   Partnership's
                                100% Loan      Share of        100% Loan       Share of         Interest     Maturity
                                 Balance     Loan Balance*      Balance      Loan Balance*       Rate**        Date
                                ---------    -------------     ---------     -------------      --------     --------
Mortgages of Wholly Owned Properties & Consolidated Partnerships
Riverbend Apartments            9,996,863      9,293,084       10,092,355      9,208,265         5.74% ***     2006
SIMA Apartment Portfolio        8,863,334      8,493,733               --             --         7.97%         2006
Hampton Towne Center           10,134,324      8,709,438               --             --         6.75%         2018
                                                      --               --             --
-------------------------------------------------------------------------------------------------------------------
Total                          28,994,521     26,496,255       10,092,355      9,208,265


Mortgage Loans on Equity Partnership
KCP - Ten Quiviria              6,946,631      5,121,057        6,953,113      5,246,819         8.16%         2007
KCP - Ten Quiviria Parcel         999,306        736,688        1,000,238        754,780         8.16%         2007
KCP - Cherokee Hill             3,212,174      2,368,015        3,215,341      2,426,296         7.79%         2007
KCP - Devonshire                2,226,609      1,641,456        2,228,686      1,681,767         8.16%         2007
KCP - Willow Creek              1,336,251        985,084        1,338,590      1,010,100         8.63%         2005
KCP - Brywood Center            5,927,921      4,370,064        5,933,453      4,477,383         8.16%         2007
-------------------------------------------------------------------------------------------------------------------
Total                          20,648,892     15,222,363       20,669,422     15,597,146

Total Mortgage Loans Payable                 $41,718,618                     $24,805,410         7.28%


* Represents the Partnership's interest in the loan based upon the estimated percentage of net assets which would be distributed to the Partnership if the partnership were liquidated at December 31, 2001 or 2000. It does not represent the Partnership's legal obligation.

** The Partnership's weighted average interest rate at December 31, 2001 and 2000 were 7.28% and 8.05%, respectively. The weighted average interest rates were calculated using the Partnership's annualized interest expense for each loan (derived using the same percentage as that in (*) above) divided by the Partnership's share of total debt.

***  Variable Rate Debt.

The interest rate on the variable rate debt is adjusted annually. The rate is equal to the 6-month Treasury rate plus 1.565%. It is subject to a maximum of 11.345% and a minimum of 2.345%. The change from year to year may not be more than 2%. At December 31, 2001 and 2000, the rate was 5.735% and 7.735%, respectively.


                              B13 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                For Years Ended December 31, 2001, 2000, and 1999



As of December 31, 2001, the mortgage loans payable were payable as follows:

Year Ending December 31,   (000's)
------------------------  --------
      2002                $    678
      2003                     736
      2004                     787
      2005                     843
      2006                  17,711
Thereafter                   8,240
                          --------
     Total                $ 28,995
                          ========

The mortgages payable are secured by real estate investments with an estimated market value of $55,500,000.

Based on borrowing rates available to the Partnership at December 31, 2001 for loans with similar terms and average maturities, the carrying value of the Partnership's mortgages on the consolidated partnerships approximates its estimated fair value. Different assumptions or changes in future market conditions could significantly affect estimated market value.


NOTE 6:  Concentration Risk of Real Estate Investments

At December 31, 2001, the Partnership had real estate investments located throughout the United States. The diversification of the account's holdings based on the estimated market values and established NCREIF regions is as follows:


                                Estimated
                              Market Value
     Region          Region %    (000's)
------------------------------------------
Southeast              42%      $ 85,308
East North Central     17%        34,379
Mideast                16%        32,808
Pacific                15%        30,088
Mountain                7%        15,388
West North Central      3%      $  6,712
                                --------
Total                           $204,683
                                ========


                              B14 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                For Years Ended December 31, 2001, 2000, and 1999



Note 7:  Leasing Activity

The Partnership leases space to tenants under various operating lease agreements. These agreements, without giving effect to renewal options, have expiration dates ranging from 2002 to 2018. At December 31, 2001, the aggregate future minimum base rental payments under non-cancelable operating leases by year and in the aggregate are as follows:


Year Ending December 31,        (000's)
---------------------------------------------
         2002                         $11,725
         2003                           9,149
         2004                           7,208
         2005                           6,716
         2006                           5,990
      Thereafter                       21,295
                                       ------

        Total                         $62,083
                                      =======

The above future minimum base rental payments exclude residential lease agreements, which accounted for 24% of the Partnership's 2001 annual rental income.


Note 8:  Commitments and Contingencies

In 1986, Prudential committed to fund up to $100 million to enable the Partnership to acquire real estate investments. Contributions to the Partnership under this commitment are utilized for property acquisitions, and returned to Prudential on an ongoing basis from contract owners' net contributions and other available cash. The amount of the commitment is reduced by $10 million for every $100 million in current value net assets of the Partnership. Thus, with $198 million in net assets, the commitment has been automatically reduced to $90 million. As of December 31, 2001, the cost basis of Prudential's equity interest in the Partnership under this commitment (held through the Real Property Accounts) was $44 million. Prudential intends to terminate this commitment at the end of the 2002 fiscal year.

The Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. These matters are generally covered by insurance. In the opinion of Prudential's management, the outcome of such matters will not have a significant effect on the Partnership.


Note 9:  Related Party Transactions

Pursuant to an investment management agreement, Prudential charges the Partnership a daily investment management fee at an annual rate of 1.25% of the average daily gross asset valuation of the Partnership. For the years ended December 31, 2001, 2000 and 1999 management fees incurred by the Partnership were $2.7 million for each of the three years.


                              B15 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                For Years Ended December 31, 2001, 2000, and 1999



The Partnership also reimburses Prudential for certain administrative services rendered by Prudential. The amounts incurred for the years ended December 31, 2001, 2000 and 1999 were $118,972; $116,630; and $116,463, respectively, and are classified as administrative expenses in the Consolidated Statements of Operations.

During the years ended December 31, 2001, 2000 and 1999, the Partnership made the following distributions to the Partners:

Year Ending December 31,           (000's)
------------------------     -------------------
         2001                            $18,000
         2000                             22,000
         1999                             36,000


                              B16 - Real Property

                        Report of Independent Accountants


To the Partners of The Prudential
Variable Contract Real Property Partnership:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the schedule of investments, and the related consolidated statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of The Prudential Variable Contract Real Property Partnership (the "Partnership") at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of The Prudential Insurance Company of America; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
February 15, 2002


                              B17 - Real Property

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.


New Jersey, being the state of organization of Prudential Insurance Company of America ("Prudential"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential's By-law
Article VII, Section 1, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (a)(3B) of this registration statement.


Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15.  NOT APPLICABLE

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


(a)  Exhibits
(1A)   Distribution    Agreement   between   Pruco   Securities      Incorporated by reference to  Post-Effective  Amendment No.
Corporation  and The  Prudential  Insurance  Company of America      9 to Form S-1, Registration  Statement No. 33-20083,  filed
with respect to The  Prudential  Individual  Variable  Contract      April  9,  1997  on  behalf  of  The  Prudential   Variable
Account.                                                             Contract Real Property Account.

(1B)   Distribution    Agreement   between   Pruco   Securities      Incorporated by reference to  Post-Effective  Amendment No.
Corporation  and The  Prudential  Insurance  Company of America      4 to Form S-6, Registration  Statement No. 33-20000,  filed
with respect to The Prudential Variable Appreciable Account.         March  2,  1990,  on  behalf  of  The  Prudential  Variable
                                                                     Appreciable Account.

(3A) Charter of The  Prudential  Insurance  Company of America,      Filed herewith.
as amended February 13, 2002.

(3B) By-Laws of The  Prudential  Insurance  Company of America,      Filed herewith.
as amended December 18, 2001.

(3C)  Resolution  of the Board of  Directors  establishing  The      Incorporated by reference to  Post-Effective  Amendment No.
Prudential Variable Contract Real Property Account.                  9 to Form S-1, Registration  Statement No. 33-20083,  filed
                                                                     April 9, 1997 on behalf of The Prudential Variable Contract
                                                                     Real Property Account.

(4A)(i) Revised Individual Variable Annuity Contract.                Incorporated by reference to  Post-Effective  Amendment No.
                                                                     9 to Form S-1, Registration  Statement No. 33-20083,  filed
                                                                     April  9,  1997  on  behalf  of  The  Prudential   Variable
                                                                     Contract Real Property Account.


(4A)(ii) Discovery Plus Contract.                                    Incorporated by reference to  Post-Effective  Amendment No.
                                                                     9 to Form S-1, Registration  Statement No. 33-20083,  filed
                                                                     April  9,  1997  on  behalf  of  The  Prudential   Variable
                                                                     Contract Real Property Account.

(4B)(i)  Variable  Appreciable  Life  Insurance  Contract  with      Incorporated by reference to Pre-Effective  Amendment No. 1
fixed death benefit.                                                 to Form S-6,  Registration  Statement No.  33-20000,  filed
                                                                     June  15,  1988,  on  behalf  of  The  Prudential  Variable
                                                                     Appreciable Account.

(4B)(ii)  Variable  Appreciable  Life  Insurance  Contract with      Incorporated by reference to Pre-Effective  Amendment No. 1
variable death benefit.                                              to Form S-6,  Registration  Statement No.  33-20000,  filed
                                                                     June  15,  1988,  on  behalf  of  The  Prudential  Variable
                                                                     Appreciable Account.

(4C)(i)  Custom VAL Life  Insurance  Contract  with fixed death      Incorporated   by  reference  to  Form  S-6,   Registration
benefit.                                                             Statement No.  33-25372,  filed November 4, 1988, on behalf of The Prudential Variable Appreciable Account.

(4C)(ii)  Custom  VAL Life  Insurance  Contract  with  variable      Incorporated   by  reference  to  Form  S-6,   Registration
death benefit.                                                       Statement No.  33-25372,  filed November 4, 1988, on behalf of The Prudential Variable Appreciable Account.

(5) Opinion and Consent of Clifford E. Kirsch,  Esq., as to the      Filed herewith.
legality of the securities being registered.

(10A) Investment Management Agreement between The Prudential         Incorporated by reference to Post-Effective Amendment No. 9 to
Insurance Company of America and The Prudential Variable             Form S-1, Registration Statement No. 33-20083 filed April 1997
Contract Real Property Partnership.                                  on behalf of the Prudential Variable Contract Real Property
                                                                     Account.

(10B)  Service  Agreement  between  The  Prudential   Insurance      Incorporated by reference to  Post-Effective  Amendment No.
Company of America and The Prudential Investment Corporation.        9 to Form S-1, Registration  Statement No. 33-20083,  filed
                                                                     April 9, 1997 on behalf of The Prudential Variable Contract
                                                                     Real Property Account.

(10C)   Partnership   Agreement  of  The  Prudential   Variable      Incorporated by reference to  Post-Effective  Amendment No.
Contract Real Property Partnership.                                  9 to Form S-1, Registration  Statement No. 33-20083,  filed
                                                                     April 9, 1997 on behalf of The Prudential Variable
                                                                     Contract Real Property Account.

(22) Subsidiaries of The Prudential.                                 Filed herewith.

(23A)   Written   consent   of   PricewaterhouseCoopers    LLP,      Filed herewith.
independent accountants.

(23B) Written consent of Clifford E. Kirsch, Esq.                    Incorporated by reference to Exhibit (5) hereto.

(24) Powers of Attorney:

(A)  F. Agnew, F. Becker, R. Carbone, G. Casellas,                   Incorporated by reference to  Post-Effective  Amendment No.
     J. Cullen, C. Davis, A. Gilmour, W. Gray, III,                  14 to Form S-1,  Registration  Statement  No.  33-20083-01,
     C. J. Hanson, G. Hiner, C. Horner, G. Kelley,                   filed April 10, 2001 on behalf of The  Prudential  Variable
     B. Malkiel,  A. Piszel,  A. Ryan, I. Schmertz, C. Sitter,       Contract Real Property Account.
     D. Staheli, R. Thomson, J. Unruh,
     P. Vagelos, S. Van Ness, P. Volcker

(b)  Financial Statement Schedules

     Schedule III-Real Estate Owned by The Prudential  Variable
     Contract  Real  Property   Partnership   and   independent      Filed herewith.
     accountant's report thereon.


ITEM 17.  UNDERTAKINGS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

The  undersigned  Registrant  hereby  undertakes  (a) to file  any  prospectuses required by Section 10(a) (3) of the Securities Act of 1933 as Post-Effective Amendments to this Registration Statement, (b) that for the purposes of determining any liability under the 1933 Act, each such Post-Effective Amendment may be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time may be deemed to be in the initial bona fide offering thereof, (c) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (d) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, (e) to remove from registration by means of a Post-Effective Amendment any of the securities being registered which remain unsold at such time as the offering of such securities may be terminated.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, The Prudential Insurance Company of America has duly caused this Post-Effective Amendment No. 15 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey on the 15th day of April, 2002.



                                 The Prudential Insurance Company of America

                                 In Respect of

                                 The Prudential
                                 Variable Contract Real Property Account


                                 By:  /s/  Richard F. Lambert
                                      --------------------------------------
                                      Richard F. Lambert
                                      Vice President


Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 15 to the Registration Statement has been signed below by the following Directors and Officers of The Prudential Insurance Company of America in the capacities indicated on this 15th day of April, 2002.



                     Signature and Title
                     -------------------
/s/ *
-----------------------------------------
Arthur F. Ryan
Chairman of the Board, President, and Chief
Executive Officer

/s/ *
-----------------------------------------
Anthony S. Piszel
Senior Vice President and Controller

/s/ *
-----------------------------------------
Richard J. Carbone
Senior Vice President and Chief Financial Officer

/s/                                                               * By:  /s/ Thomas C. Castano
-----------------------------------------                                -----------------------------------------
Franklin E. Agnew                                                        Thomas C. Castano
Director                                                                 (Attorney-in-Fact)

/s/ *
-----------------------------------------
Frederic K. Becker
Director

/s/ *
-----------------------------------------
Gilbert F. Casellas
Director

/s/ *
-----------------------------------------
James G. Cullen
Director

/s/ *
-----------------------------------------
Carolyne K. Davis
Director

/s/ *
-----------------------------------------
Allan D. Gilmour
Director


/s/ *
-----------------------------------------
William H. Gray, III
Director

/s/ *
-----------------------------------------
Jon F. Hanson
Director

/s/ *
-----------------------------------------
Glen H. Hiner, Jr.
Director

/s/ *
-----------------------------------------
Constance J. Horner
Director

/s/ *
-----------------------------------------
Gaynor N. Kelley
Director

/s/ *
-----------------------------------------
Burton G. Malkiel
Director


/s/ *                                                             * By:  /s/ Thomas C. Castano
-----------------------------------------                                -----------------------------------------
Ida F.S. Schmertz                                                        Thomas C. Castano
Director                                                                 (Attorney-in-Fact)

/s/ *
-----------------------------------------
Charles R. Sitter
Director

/s/ *
-----------------------------------------
Donald L. Staheli
Director

/s/ *
-----------------------------------------
Richard M. Thomson
Director

/s/ *
-----------------------------------------
James A. Unruh
Director

/s/ *
-----------------------------------------
P. Roy Vagelos, M.D.
Director

/s/ *
-----------------------------------------
Stanley C. Van Ness
Director

/s/ *
-----------------------------------------
Paul A. Volcker
Director

                                  EXHIBIT INDEX


(a)    (3A)     Certificate of Adoption of Charter Amendment of The Prudential Insurance Company
                of America, as amended February 13, 2002.

(a)    (3B)     By-laws of The Prudential  Insurance  Company of  America,  as amended  December
                18, 2001.

(a)    (5)      Opinion  and  Consent of  Clifford  E.  Kirsch,  Esq. As to the  legality of the securities being registered.



(a)    (22)     Subsidiaries of Prudential.

(a)    (23A)    Written consent of PricewaterhouseCoopers LLP, independent accountants.



(b)    Financial Statement Schedules

       Schedule III-Real Estate Owned by The Prudential Variable Contract Real Property Partnership and independent accountant's report thereon.